Exhibit 99.1

MAG SILVER CORP.
Suite 770, 800 West Pender Street
Vancouver, British Columbia  V6C 2V6

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING AND
MANAGEMENT INFORMATION CIRCULAR

relating to the

2013 ANNUAL GENERAL AND SPECIAL
MEETING OF SHAREHOLDERS
TO BE HELD ON JUNE 18, 2013

Dated May 14, 2013

THIS PAGE INTENTIONALLY LEFT BLANK

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING

NOTICE IS HEREBY GIVEN that the annual general and special meeting (the “Meeting”) of shareholders of MAG Silver Corp. (the “Company”) will be held at The Fairmont Waterfront, 900 Canada Place Way, Vancouver, British Columbia, Canada V6C 3L5 at 9:00 a.m. (Pacific time) on Tuesday, June 18, 2013 for the following purposes:

•	To receive the report of the directors of the Company;

•	To receive the audited financial statements of the Company for the financial year ended December 31, 2012 and accompanying report of the auditor;

•	To elect the directors of the Company for the ensuing year;

•	To appoint Deloitte & Touche LLP, Chartered Accountants, as the auditor of the Company for the ensuing year and to authorize the directors to fix their remuneration;

•	To approve the continuation of the Shareholder Rights Plan of the Company; and

•	To transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

The details of all matters proposed to be put before shareholders at the Meeting are set forth in the management information circular accompanying this Notice of Meeting.  At the Meeting, shareholders will be asked to approve each of the foregoing items.

The directors of the Company have fixed May 14, 2013 as the record date for the Meeting (the “Record Date”).  Only Shareholders of record at the close of business on the Record Date are entitled to vote at the Meeting or any adjournment thereof.

If you are a registered shareholder of the Company and unable to attend the Meeting in person, please exercise your right to vote by completing and returning the accompanying form of proxy and deposit it with Computershare Investor Services Inc., 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, Canada V6C 3B9 by 9:00 a.m. (Pacific time) on Friday, June 14, 2013 or at least 48 hours (excluding Saturdays, Sundays and holidays) before the time that the Meeting is to be reconvened after any adjournment of the Meeting. The deadline for the deposit of proxies may be waived or extended by the Chairman of the Meeting at the Chairman’s discretion without notice.

If you are a non-registered shareholder of the Company and received this Notice of Meeting and accompanying materials through a broker, a financial institution, a participant, a trustee or administrator of a self-administered retirement savings plan, retirement income fund, education savings plan or other similar self-administered savings or investment plan registered under the Income Tax Act (Canada), or a nominee of any of the foregoing that holds your security on your behalf (the “Intermediary”), please complete and return the materials in accordance with the instructions provided to you by your Intermediary.

DATED at Vancouver, British Columbia May 14, 2013.

MAG SILVER CORP.

“Daniel MacInnis”
by: _____________________________

Daniel MacInnis
President and Chief Executive Officer

MAG SILVER CORP.
SUITE 770, 800 WEST PENDER STREET
VANCOUVER, BRITISH COLUMBIA  V6C 2V6

MANAGEMENT INFORMATION CIRCULAR

Dated May 14, 2013

This Management Information Circular (“Information Circular”) accompanies the Notice of Annual General and Special Meeting (the “Meeting”) of the shareholders of MAG Silver Corp. (the “Company”) to be held on Tuesday, June 18, 2013 at the time and place and for the purposes set out in the accompanying Notice of Meeting.  This Information Circular is furnished in connection with the solicitation of proxies by management of the Company for use at the Meeting and at any adjournment or postponement of the Meeting.

PROXIES AND VOTING RIGHTS

General

It is expected that solicitations of proxies will be made primarily by mail but proxies may also be solicited by telephone or other personal contact by directors, officers and employees of the Company without special compensation.  The Company may reimburse shareholders’ nominees or agents (including brokers holding shares on behalf of clients) for the costs incurred in obtaining authorization to execute forms of proxies from their principals.  The Company will be using the services of Kingsdale Shareholder Services Inc. (“Kingsdale”) to provide the following services in connection with the Meeting: review and analysis of the information circular, recommending corporate governance best practices where applicable, liaising with proxy advisory firms, developing and implementing shareholder proxies, and the solicitation of proxies including contacting shareholders by telephone.  Shareholders needing assistance completing a form of proxy or voting instruction form should contact Kingsdale toll free in North America at 1-866-481-2532.  The estimated cost of such service is $55,000 plus charges for any telephone calls.  The costs of solicitation will be borne by the Company.

Only a shareholder whose name appears on the certificate(s) representing its shares (a “Registered Shareholder”) or its duly appointed proxy nominee is permitted to vote at the Meeting.  A shareholder is a non-registered shareholder (a “Non-Registered Shareholder”) if its shares are registered in the name of an intermediary, such as an investment dealer, bank, trust company, trustee, custodian, or other nominee, or a clearing agency in which the intermediary participates.  Accordingly, most shareholders of the Company are “Non-Registered Shareholders” because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. More particularly, a person is a Non-Registered Shareholder in respect of shares which are held on behalf of that person, but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Shareholder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (“CDS”)) of which the Intermediary is a participant. In Canada, the vast majority of such shares are registered under the name of CDS, which company acts as nominee for many Canadian brokerage firms. Shares so held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Non-Registered Shareholder. Without specific instructions, brokers/nominees are prohibited from voting shares held for Non-Registered Shareholders.

These shareholder materials are being sent to both Registered Shareholders and Non-Registered Shareholders.  If the Company or its agent has sent these materials directly to a Non-Registered Shareholder, such Non-Registered Shareholder’s name and address and information about its holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding the securities on such Non-Registered Shareholder’s behalf.

Non-Registered Shareholders who have not objected to their Intermediary disclosing certain information about them to the Company are referred to as “NOBOs”, whereas Non-Registered Shareholders who have objected to their Intermediary disclosing ownership information about them to the Company are referred to as “OBOs”.  In accordance with National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer, the Company has elected to send the Notice of Meeting, this Information Circular and the related form of proxy or voting instruction form (collectively, the “Meeting Materials”) directly to the NOBOs, and indirectly to the OBOs through their Intermediaries.  By choosing to send the Meeting Materials directly to NOBOs, the Company (and not the Intermediary holding shares on behalf of the NOBOs), has assumed responsibility for (i) delivering the Meeting Materials to the NOBOs, and (ii) executing their proper voting instructions.

Appointment of Proxies

Registered Shareholders

The persons named in the accompanying form of proxy are nominees of the Company’s management. A shareholder has the right to appoint a person (who need not be a shareholder) to attend and act for and on the shareholder’s behalf at the Meeting other than the persons designated as proxyholders in the accompanying form of proxy. To exercise this right, the shareholder must either:

(a)	on the accompanying form of proxy, strike out the printed names of the individuals specified as proxyholders and insert the name of the shareholder’s nominee in the blank space provided; or

(b)           complete another proper form of proxy.

In either case, to be valid, a proxy must be dated and signed by the shareholder or by the shareholder’s attorney authorized in writing. In the case of a corporation, the proxy must be signed by a duly authorized officer of, or attorney for, the corporation.

The completed proxy, together with the power of attorney or other authority, if any, under which the proxy was signed or a notarially certified copy of the power of attorney or other authority, must be delivered to Computershare Investor Services Inc. (“Computershare”), 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, Canada V6C 3B9, or by telephone, internet or facsimile, by 9:00 a.m. (Pacific time) on Friday, June 14, 2013 or at least 48 hours (excluding Saturdays, Sundays and holidays) before the time that the Meeting is to be reconvened after any adjournment of the Meeting.  The deadline for the deposit of proxies may be waived or extended by the Chairman of the Meeting at the Chairman’s discretion without notice.

Non-Registered Shareholders

Only Registered Shareholders or duly appointed proxyholders for Registered Shareholders are permitted to vote at the Meeting.  Non-Registered Shareholders (whether NOBOs or OBOs) are advised that only proxies from shareholders of record can be recognized and voted at the Meeting.

Non-Registered Shareholders that are NOBOs should complete and return the voting instruction form (as opposed to the form of proxy) accompanying this Information Circular as specified in the voting instruction form.

With respect to Non-Registered Shareholders that are OBOs, the Intermediary holding shares on behalf of an OBO is required to forward the Meeting Materials to such OBO (unless such OBO has waived its right to receive the Meeting Materials) and to seek such OBO’s instructions as how to vote its shares in respect of each of the matters described in this Information Circular to be voted on at the Meeting.  Each Intermediary has its own procedures which should be carefully followed by OBOs to ensure that their Shares are voted by the Intermediary on their behalf at the Meeting.  The instructions for voting will be set out in the form of proxy or voting instruction form provided by the Intermediary.  OBOs should contact their Intermediary and carefully follow the voting instructions provided by such Intermediary.  Alternatively, OBOs who wish to vote their Shares in person at the Meeting may do so by appointing themselves as the proxy nominee by writing their own name in the space provided on the form of proxy or voting instruction form provided to them by the Intermediary and following the Intermediary's instructions for return of the executed form of proxy or voting instruction form.

All references to shareholders in this Information Circular and the accompanying Notice of Meeting and form of proxy are to shareholders of record unless specifically stated otherwise.

Shareholders needing assistance completing and returning a proxy or VIF may call Kingsdale Shareholder Services Inc. toll free at 1-866-481-2532.

Revocation of Proxies

A shareholder who has given a proxy may revoke it at any time before the proxy is exercised:

(a)	by an instrument in writing that is:

(i)	signed by the shareholder, the shareholder’s legal personal representative or trustee in bankruptcy or, where the shareholder is a corporation, a duly authorized representative of the corporation; and

(ii)
delivered to Computershare Investor Services Inc., 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, Canada V6C 0A3 or to the registered office of the Company located at Suite 1600 – 925 West Georgia Street, Vancouver, British Columbia, Canada V6C 3L2 at any time up to and including the last business day preceding the day of the Meeting or any adjournment of the Meeting;

(b)
by sending another proxy form with a later date to Computershare before 9:00 a.m. (Pacific time) on Friday, June 14, 2013 or at least 48 hours (excluding Saturdays, Sundays and holidays) before any adjourned or postponed Meeting;

(c)	by attending the Meeting and notifying the Chairman of the Meeting prior to the commencement of the Meeting that the shareholder has revoked its proxy; or

(d)	in any other manner provided by law.

A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

Voting and Exercise of Discretion by Proxyholders

A shareholder may indicate the manner in which the persons named in the accompanying form of proxy are to vote with respect to a matter to be acted upon at the Meeting by marking the appropriate space. If the instructions as to voting indicated in the proxy are certain, the shares represented by the proxy will be voted or withheld from voting in accordance with the instructions given in the proxy on any ballot that may be called for.

If the shareholder specifies a choice in the proxy with respect to a matter to be acted upon, then the shares represented will be voted or withheld from the vote on that matter accordingly. If no choice is specified in the proxy with respect to a matter to be acted upon, it is intended that the proxyholder named by management in the accompanying form of proxy will vote the shares represented by the proxy in favour of each matter identified in the proxy and for the nominees of the Company’s board of directors for directors and auditor.

The accompanying form of proxy also confers discretionary authority upon the named proxyholder with respect to amendments or variations to the matters identified in the accompanying Notice of Meeting and with respect to any other matters which may properly come before the Meeting. As of the date of this Information Circular, management of the Company is not aware of any such amendments or variations, or any other matters that will be presented for action at the Meeting other than those referred to in the accompanying Notice of Meeting. If, however, other matters that are not now known to management properly come before the Meeting, then the persons named in the accompanying form of proxy intend to vote on them in accordance with their best judgment.

RECORD DATE, VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The authorized capital of the Company consists of an unlimited number of common shares.  As at May 14, 2013, the Company had 60,141,718 common shares issued and outstanding.

In accordance with applicable laws, the board of directors of the Company has provided notice of and fixed the record date as of May 14, 2013 (the “Record Date”) for the purposes of determining shareholders entitled to receive notice of, and to vote at, the Meeting, and has obtained a list of all persons who are Registered Shareholders at the close of business on the Record Date and the number of common shares registered in the name of each Registered Shareholder on that date.  Each Registered Shareholder as at the close of business on the Record Date will be entitled to receive notice of the Meeting and will be entitled to one vote at the Meeting for each common share registered in his or her name as it appears on the list.

To the knowledge of the directors and executive officers of the Company, as at the Record Date, only the following shareholder beneficially owns, directly or indirectly, or exercises control or direction over, common shares carrying 10% or more of the voting rights attached to all outstanding voting securities of the Company:

Name	Number of Shares	Percentage of Outstanding Shares
Fresnillo plc(1)(2)	9,746,193	16.21%(3)
Notes:
(1)	The information above has been obtained by the Company from the System for Electronic Disclosure by Insiders (SEDI) as of the date of this Information Circular.
(2)	The common shares in this table are held by Fresnillo plc (“Fresnillo”) and its affiliates.
(3)	The percentage shown has been calculated based on the number of issued and outstanding common shares of the Company as at May 14, 2013.

RECEIPT OF DIRECTORS’ REPORT AND FINANCIAL STATEMENTS

The Directors’ Report and the consolidated financial statements of the Company for the financial year ended December 31, 2012 and accompanying auditor’s report will be presented at the Meeting and have been previously filed under the Company’s profile on SEDAR at www.sedar.com.

PARTICULARS OF MATTERS TO BE ACTED UPON

Election of Directors

The board of directors of the Company presently consists of nine directors.  The term of office of each of the present directors expires at the Meeting.  At the Meeting, the shareholders will consider and, if deemed advisable, pass an ordinary resolution to set the number of directors at nine and to elect nine directors for the ensuing year.

The Company’s board of directors recently adopted a majority voting policy.  This policy provides that any nominee for election as a director who has more votes withheld than votes for his or her election at the Meeting must tender his or her resignation to the Chairman following the meeting.  This policy applies only to uncontested elections.  The board shall consider any resignation tendered pursuant to the policy and whether or not it should be accepted.  The board will disclose its decision via press release within 90 days of the Meeting.  If a resignation is accepted, the board may appoint a new director to fill any vacancy created by the resignation.  A copy of the Company’s majority voting policy may be obtained under the Company’s profile on SEDAR at www.sedar.com.

The Company’s board of directors proposes to nominate the persons named in the table below for election as directors of the Company. Each director elected will hold office until the next annual general meeting of the Company or until his or her successor is duly elected or appointed, unless the office is earlier vacated in accordance with the Articles of the Company or the Business Corporations Act (British Columbia) or he or she becomes disqualified to act as a director.

The table below sets forth for each management nominee for election as director, (i) their name, (ii) the province or state and country where they reside, (iii) all offices of the Company now held by each of them, including committees on which they serve, (iv) their principal occupations, businesses or employments, (v) the period of time during which each has been a director of the Company, and (vi) the number of common shares of the Company beneficially owned, directly or indirectly, or controlled or directed, as of the date of this Information Circular.  The Company’s board of directors recommends a vote “FOR” the appointment of each of the following nominees as directors.  In the absence of a contrary instruction, the persons designated by management of the Company in the enclosed form of proxy intend to vote FOR the election of the directors set out in the following table.

Name, Position, Province / State and Country of Residence(1)	Principal Occupation and Occupations during the past 5 years (1)	Director Since	Number of Shares Beneficially Owned, Controlled or Directed (1)
Daniel T. MacInnis (7) British Columbia, Canada President, CEO and Director	President and CEO of the Company since February 1, 2005. Mr. MacInnis is also a director of MAX Resources Corp.	February 1, 2005	301,300
Frank R. Hallam (5)(7)(8) British Columbia, Canada Director
April 2003 to June 22, 2010, CFO of MAG Silver Corp., 2002 to present, CFO and director of Platinum Group Metals Ltd., a company building a platinum mine in South Africa and exploring properties in Canada and South Africa; 1996 to 2007, CFO Callinan Mines Ltd.; 2006 to 2009, director of West Timmins Mining Inc. and CFO 2006 to 2008; 2009 to present, director Lake Shore Gold Corp.; 2009 to present, director and CFO of West Kirkland Mining Inc.  Mr. Hallam is also a director of Nextraction Energy Corp.
		June 22, 2010	Nil

Name, Position, Province / State and Country of Residence(1)	Principal Occupation and Occupations during the past 5 years (1)	Director Since	Number of Shares Beneficially Owned, Controlled or Directed (1)
Eric H. Carlson (3)(4) British Columbia, Canada Director	Founder and CEO of Anthem Properties Group Ltd. and its affiliates, including Anthem Works Ltd., a reporting issuer, together comprising a real estate investment and development group of companies operating under the Anthem brand, from July 1994 to present; 1992 to 2008, President of Kruger Capital Corp.; and director of West Timmins Mining Inc. from 2006 to 2009. Mr. Carlson is also a director of Platinum Group Metals Ltd., West Kirkland Mining Inc., and Nextraction Energy Corp.	June 11, 1999	1,325,500
Dr. Peter K. Megaw(7) Arizona, USA Director
President of IMDEX and co-founder of Minera Cascabel S.A. DE C.V. since 1988, a geological consulting company; consulting geologist for the Company since its inception in 2003.  Dr. Megaw is also a director of Candente Gold Corp and Minaurum Gold Corp.
		February 6, 2006	287,591(6)
Jonathan A. Rubenstein (4)(5) British Columbia, Canada Chairman and Director	Professional Director. Director of Detour Gold 2009 to present; director of Eldorado Gold 2009 to present; director of Troon Ventures 2009 to present; director of Roxgold Inc. 2012 to present; director of Aurelian Gold 2006 to 2008; director of Rio Novo Gold 2010 to 2012; Former lawyer in private practice, with focus on corporate and securities law.	February 26, 2007	1,000

Name, Position, Province / State and Country of Residence(1)	Principal Occupation and Occupations during the past 5 years (1)	Director Since	Number of Shares Beneficially Owned, Controlled or Directed (1)
Richard M. Colterjohn(2)(3)(5)(8) Ontario, Canada Director	Managing Partner at Glencoban Capital Management Inc., a merchant banking firm, since 2002. Founder, president, CEO and director of Centenario Copper Corporation from 2004 to 2009; director of Cumberland Resources Ltd from 2003 to 2007; director of Explorator Resources Ltd. from 2009 to 2011. Mr. Colterjohn also currently serves as a director of AuRico Gold Inc. (since 2010) and Roxgold Inc. (since 2012).	October 16, 2007	10,000
Derek C. White(2) British Columbia, Canada Director
CEO and President since September 2012, and Executive Vice President – Corporate Development since September 2007, of KGHM International Limited, a company constructing and operating mines in Canada, the USA and Chile; CFO of Quadra Mining from April 2004 to November 2007.  Mr. White holds an undergraduate degree in Geological Engineering and is a Chartered Accountant.  Mr. White is also a director of Magellan Mineral Limited and Laurentian Goldfields Ltd.
		October 16, 2007	Nil
Peter D. Barnes(2)(4)(8) British Columbia, Canada Director	Corporate Director and a private investor. Director of CB Gold Inc. since April 2010, where he is the non-executive Chairman and a member of the Audit Committee and the Governance Committee. Former CEO and director of Silver Wheaton Corp from 2006 to 2011, and one of Silver Wheaton’s founders in 2004, a silver streaming company. Executive Vice President and CFO of Goldcorp Inc. from 2005 to 2006. Director of Avanti Mining Inc. from June 2007 to April 2012. Member of the Institute of Corporate Directors and was a member of the Silver Institute’s Board of Directors from 2009 to 2011.	October 5, 2012	5,000
Richard P. Clark(3)(5)(7) British Columbia, Canada Director
CEO since October 2011 and director since 1994 of Sirocco Mining Inc., a mining company holding an interest in mines in South America, and exploring resource sector opportunities in West Africa and South America. Senior executive with the Lundin Group of Companies for past 10 years. Former CEO, President and a director of Red Back Mining Inc. from 2004 until the company’s takeover by Kinross Gold Corporation in 2010.  Mr. Clark served as a director of Kinross Gold Corporation from November 2010 until July 2011, Fortuna Silver Mines Inc. from August 2008 to June 2010, Corriente Resources Inc. from 1996 until its acquisition in 2010, Minera Andes Inc. from 2008 to 2009, Sanu Resources Ltd. from 2004 until its acquisition by Canadian Gold Hunter Corp. in 2009, and Sunridge Gold Corp. from 2007 to 2008. Mr. Clark also currently serves as director of Lucara Diamond Corp. and Orca Gold Inc.
		October 5, 2012	Nil

Notes:
(1)
Information as to the place of residence, principal occupation and shares beneficially owned, directly or indirectly, or controlled or directed has been furnished by the respective nominees individually.

(2)	Member of the Company’s Audit Committee.
(3)	Member of the Company’s Compensation Committee.
(4)	Member of the Company’s Governance and Nomination Committee.
(5)	Member of the Company’s Special Committee.
(6)	Of these holdings, 11,085 shares are held by Minera Cascabel S.A. de C.V., of which Dr. Megaw is a 33.33% owner.
(7)	Member of the Company’s Disclosure Committee.
(8)	Member of the Company’s Finance Committee.

Management of the Company does not contemplate that any of the proposed nominees will be unable to serve as a director; however, if for any reason any of the proposed nominees do not stand for election or are unable to serve as such, the common shares represented by properly executed proxies given in favour of management’s nominee(s) may be voted by the person designated by management of the Company in the enclosed form of proxy, in their discretion, in favour of another nominee.

None of the management nominees is currently, or has been within the past ten years, (A) a director, chief executive officer or chief financial officer of any company that (i) was subject to an order that was issued while such person was acting in the capacity as director, chief executive officer or chief financial officer, or (ii) was subject to an order that was issued after such person ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while such person was acting as a director, chief executive officer or chief financial officer, or (B) a director or executive officer of any company that, while such person was acting in such capacity, or within a year of such person ceasing to act in such capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.  None of the management nominees has within the past ten years become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of such person. None of the management nominees has been subject to (1) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or (2) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for such person.

On August 23, 2012 the Company’s board of directors adopted an advance notice policy subsequently ratified, confirmed and approved by Shareholders at the October 5, 2012 Annual General and Special Meeting of Shareholders.  The policy provides shareholders, directors and management of the Company with a clear framework for nominating directors.  The Advance Notice Policy fixes a deadline by which holders of record of common shares of the Company must submit director nominations to the Company prior to any annual or special meeting of shareholders and sets forth the information that a shareholder must include in the notice to the Company for the notice to be in proper written form in order for any director nominee to be eligible for election at any annual or special meeting of shareholders. A copy of the Company’s advance notice policy may be obtained under the Company’s profile on SEDAR at www.sedar.com.

Director Share Ownership Requirement

In an effort to align the interests of members of the Board with those of MAG’s shareholders, in 2013 MAG adopted a minimum share ownership requirement for directors, under which directors are required to own MAG Common Shares or equity linked securities other than options (collectively “MAG Securities”) having a value established by the Board. The minimum MAG Securities ownership requirement for non-executive directors is a value equivalent to three times the annual cash retainer paid to the non-executive director.  Directors are required to achieve these thresholds by the later of (a) three years from the date the individual became a director; and (b) three years from the date of the minimum equities holding policy (dated May 13, 2013).  If a retainer is increased, directors shall have two years to reach the new resulting ownership requirement from the date of such increase. Ownership levels are calculated based on the greater of the initial acquisition cost and the 200-day volume-weighted average price (“VWAP”) of MAG Securities on the TSX as at December 31, provided that any other  change in the market value of MAG Securities will not be considered in determining the minimum holdings of MAG Securities required by this policy.

Each director is required to maintain his or her minimum ownership level throughout his or her tenure as a director.

Given that the Company’s share ownership requirement for directors was adopted May 13, 2013, each of the Company’s directors has until May 13, 2016 under the policy to meet the director share ownership requirement.

Share Ownership Position and Requirement of Non-Executive Directors

	Eligible MAG Securities Holdings			2012 Retainer ($)	Minimum Equity Holding (“MEH”) ($)	Value of Holdings as Multiple of Retainer	Deadline to Meet Requirement
Name	Number of Common Shares(1)	Value Per Share(2) ($)	Value of Holdings ($)
Frank Hallam	Nil	10.03	Nil	20,000	60,000	0x	May 13, 2016
Eric Carlson	1,325,500	10.03	13,294,765	20,000	60,000	664.74x	May 13, 2016
Peter Megaw	287,591	10.03	2,884,538	20,000	60,000	144.23x	May 13, 2016
Jonathan Rubenstein	1,000	10.03	10,030	30,000	90,000	0.33x	May 13, 2016
Richard Colterjohn	10,000	10.03	100,300	20,000	60,000	5.02x	May 13, 2016
Derek White	Nil	10.03	Nil	20,000	60,000	0x	May 13, 2016

Eligible MAG Securities Holdings			2012 Retainer ($)	Minimum Equity Holding (“MEH”) ($)	Value of Holdings as Multiple of Retainer	Deadline to Meet Requirement
Name	Number of Common Shares(1)	Value Per Share(2) ($)					Value of Holdings ($)
Peter Barnes	5,000	11.36	56,800	20,000	60,000	2.84x	May 13, 2016
Richard Clark	Nil	10.03	Nil	20,000	60,000	0x	May 13, 2016
Notes:
(1)	Includes Common Shares held as at December 31, 2012.
(2)
Value per share is calculated as the greater of the initial acquisition value per common share and the 200-day volume weighted average MAG Common Share price on the TSX as at December 31, 2012 of $10.03.

Appointment and Remuneration of Auditor

The shareholders will be asked to vote for the appointment of Deloitte & Touche LLP, Chartered Accountants, as the auditor of the Company to hold office until the next annual general meeting of shareholders of the Company and to authorize the directors to fix their remuneration.  The Company’s board of directors recommends a vote “FOR” the appointment of Deloitte & Touche LLP, Chartered Accountants, as the auditor of the Company to hold office until the close of the next annual meeting of shareholders and to authorize the directors to fix their remuneration.  In the absence of a contrary instruction, the persons designated by management of the Company in the enclosed form of proxy intend to vote FOR the appointment of Deloitte & Touche LLP, Chartered Accountants, as the auditor of the Company to hold office until the close of the next annual meeting of shareholders and to authorize the directors to fix their remuneration.

Approval of Shareholder Rights Plan

On August 3, 2007, the Board approved a shareholder rights plan for the Company.  On January 18, 2008, the Company’s shareholders ratified and confirmed the shareholder rights plan, which was amended, with the approval of 87.06% of the Company’s shareholders (excluding Fresnillo), on March 24, 2009 (the “Rights Plan”).  The Company and Computershare Investor Services Inc. then entered into an amended and restated shareholder rights plan agreement dated March 24, 2009 to reflect the amendments (the “Rights Agreement”).  On June 22, 2010, the Company’s shareholders approved the confirmation, ratification and continuation of the Rights Plan with 65.20% of the shareholder votes cast at the meeting.  The Rights Plan will expire at the end of the Meeting, unless the shareholders of the Company vote to approve its continuation.

At the Meeting, the shareholders will be asked to confirm, ratify and continue the Rights Plan.  A summary of the key terms of the Rights Plan is set out below.  This summary is qualified in its entirety by reference to the full text of the Rights Plan, which may be obtained under the Company’s profile on SEDAR at www.sedar.com.  A copy of the Rights Plan may also be obtained upon request made in writing to the Company at Suite 770, 800 West Pender Street, Vancouver, B.C., V6C 2V6.  Capitalized terms used in this section and not otherwise defined herein have the meanings assigned to them in the Rights Plan.

Rationale

The purpose of the Rights Plan is to encourage the fair treatment of shareholders in connection with any take-over bid for the Company. The Rights Plan seeks to provide shareholders with adequate time to properly assess a take-over bid without undue pressure. It is also intended to provide the board of directors with more time to fully consider an unsolicited take-over bid and, if considered appropriate, to identify, develop and negotiate other alternatives to maximize shareholder value.

The Rights Plan generally provides that if a bidder acquires or announces an intention to acquire more than 20% of the issued and outstanding common shares of the Company (“Shares”), other than by way of a “Permitted Bid” or a “Shareholder Endorsed Insider Bid” or with the approval of the board of directors, the share capital of the Company would be considerably diluted if the bidder proceeds with its bid, thereby making its bid prohibitively expensive.

Term

If the Rights Plan is confirmed, ratified and continued by the shareholders of the Company at the Meeting, the Rights Plan will continue in force up to the end of the Company’s third annual meeting of shareholders following such approval.

Issue of Rights

On August 3, 2007, the Board implemented the Rights Plan by authorizing the issue of one right (a “Right”) in respect of each outstanding Share to holders of record as at the Record Time. The Board also authorized the issue of one Right in respect of each Share issued after the Record Time and prior to the Separation Time (as defined below) and the Expiration Time (as defined in the Rights Plan).

Exercise of Rights

The Rights are not exercisable initially. The Rights will separate from the Shares and become exercisable at the close of business on the tenth business day after the earlier of the first public announcement of facts indicating that a person has acquired Beneficial Ownership of 20% or more of the Shares or the commencement of, or first public announcement of, the intent of any person to commence a take-over bid which would result in such person Beneficially Owning 20% or more of the Shares, or the date upon which a Permitted Bid or Competing Permitted Bid ceases to be such, or such later time as the Board may determine in good faith (in any such case, the “Separation Time”).  After the Separation Time, but prior to the occurrence of a Flip-in Event (as defined below), each Right may be exercised to purchase one Share at an exercise price per Right of $75.

The exercise price payable and the number of securities issuable upon the exercise of the Rights are subject to adjustment from time to time upon the occurrence of certain corporate events affecting the Shares.

Flip-in Event and Exchange Option

Subject to certain customary exceptions, upon the acquisition by any person (an “Acquiring Person”) of 20% or more of the Shares (a “Flip-in Event”) and following the Separation Time, each Right, other than a Right Beneficially Owned by an Acquiring Person, its affiliates and associates, their respective joint actors and certain transferees, may be exercised to purchase that number of Shares which have a market value equal to two times the exercise price of the Rights. Rights beneficially owned by an Acquiring Person, its affiliates and associates, their respective joint actors and certain transferees will be void. The Rights Plan provides that a person (a “Grandfathered Person”) who was the Beneficial Owner of 20% or more of the outstanding Shares determined as at 4:00 p.m. on August 3, 2007 (the “Record Time”) shall not be an Acquiring Person unless, after the Record Time, that person becomes the Beneficial Owner of any additional Shares.  To the best of the Company’s knowledge, there is no Grandfathered Person under the Rights Plan.

In addition, the Rights Plan permits the Board to authorize the Company, after a Flip-in Event has occurred, to issue or deliver, in return for the Rights and on payment of the relevant exercise price or without charge, debt, equity or other securities or assets of the Company or a combination thereof.

Certificates and Transferability

Prior to the Separation Time, certificates for Shares will also evidence one Right for each Share represented by the certificate. Certificates issued after August 3, 2007 will bear a legend to this effect.

Prior to the Separation Time, Rights will not be transferable separately from the associated Shares. From and after the Separation Time, the Rights will be evidenced by Rights certificates which will be transferable and trade separately from the Shares.

Permitted Bids

Under the Rights Plan, a Permitted Bid or Competing Permitted Bid will not trigger the Rights Plan. A Permitted Bid is one that: (i) is made by means of a take-over bid circular, (ii) is made to all holders of Shares for all Shares held by them; (iii) is open for at least 60 days; (iv) contains a condition that no Shares will be taken up and paid for until at least 50% of the independent shareholders have tendered and not withdrawn, (v) contains a condition that Shares may be deposited at any time and withdrawn until they are taken up and paid for, and (vi) contains a provision that, if 50% of the independent shareholders tender, the bidder will make an announcement to that effect and keep the bid open for at least ten more business days.

Shareholder Endorsed Insider Bid

As a result of the shareholder approved amendment to the Rights Plan, the Rights Plan now also permits a bidder who together with its affiliates or associates and joint actors has beneficial ownership of securities of the Company carrying 10% or more of the voting rights attached to all of the Shares (an “Insider”) to proceed with a “Shareholder Endorsed Insider Bid” without triggering the Rights Plan.  This feature is in addition to the ability of an Insider to proceed with a Permitted Bid or with prior approval of the Board without triggering the Rights Plan.

A Shareholder Endorsed Insider Bid is a take-over bid made by an Insider by way of take-over bid circular to all registered holders of common shares of the Company, other than the Insider, for all common shares held by them, and in respect of which:

(a)	more than 50% of the common shares held by shareholders (other than the Insider and its joint actors) have been tendered to the take-over bid at the time of first take-up under the take-over bid;

(b)	the date of such first take-up occurs not later than the 120th calendar day following the date on which the take-over bid is commenced; and

(c)
immediately prior to or contemporaneously with such first take-up, the Insider makes a public announcement (i) informing shareholders of such take-up and the number and percentage of common shares then owned or controlled by the Insider and its joint actors, and (ii) confirming that the Insider has extended or will extend its take-over bid for not less than 10 business days in order to allow the remaining shareholders to tender their common shares to the bid if they choose to do so.

The requirements for a Shareholder Endorsed Insider Bid are similar to, but not as stringent as, the requirements for a Permitted Bid. A Permitted Bid must be open for not less than 60 days while a Shareholder Endorsed Insider Bid is not required to be open for a minimum period of time (but will be subject to a minimum bid period of 35 days in accordance with applicable securities laws). A Permitted Bid must contain an irrevocable minimum tender condition of 50% of the common shares held by shareholders (other than common shares held by the bidder and certain related persons) and an irrevocable provision that if such minimum tender is achieved and common shares are taken up, the bidder must extend the bid for not less than 10 business days. A Shareholder Endorsed Insider Bid is not required to contain such irrevocable condition and provision at the outset of the bid, rather, it must have achieved such result at the time of first take up under the bid. The date of first take up under a Shareholder Endorsed Insider Bid must occur not later than the 120th calendar day following the day on which the bid is commenced, while a Permitted Bid is not subject to a similar restriction.

The Shareholder Endorsed Insider Bid is a novel concept that was introduced by the Company, and adopted by way of amendment to the Rights Plan in 2009, in the face of the announced intention by an Insider of the Company to launch a take-over bid for all the outstanding shares of the Company not already owned by it and its affiliates at an offer price that represented a discount to the closing price of the Shares on the NYSE MKT (formerly NYSE Alternext) on the day preceding such announcement.

The Board’s intention in introducing this concept to the Rights Plan was not to thwart take-over bids by Insiders, but rather to provide Insiders who are otherwise legally entitled to make a take-over bid for the Company with an additional avenue to proceed with a take-over bid in a manner that is fair and non-coercive to shareholders (in addition to making a Permitted Bid or proceeding with board approval) without triggering the Rights Plan.  Although introduced in the face of an unsolicited bid by an Insider, the provision would apply equally to any take-over bid by an Insider.

Under Canadian securities laws, where an Insider proceeds with a take-over bid and shareholders holding more than a majority of the common shares reject it, the Insider has the ability to waive any minimum tender condition and take up any common shares that are tendered to the bid.  Because of the Insider’s already sizeable share position, it can, by purchasing only a relatively small percentage of additional common shares, take up enough common shares to vest de facto control over the Company in the hands of the Insider without the Insider having had to pay a premium that is sufficient to induce shareholders holding a majority of the common shares not held by the Insider and certain related persons to tender to its bid.  This potentially coercive conduct, if it occurs, could be extremely damaging to both the short-term and long-term financial interests of that large body of shareholders who choose not to tender to the Insider’s bid.  Among other things, adopting a coercive strategy of this nature could make it practically impossible for any subsequent competing offer to succeed.  As trading liquidity in the common shares diminishes, the Insider could choose not to acquire further common shares or to time any further acquisition it does elect to proceed with on a basis that may allow it to pay substantially less for the common shares that are not tendered to its bid than for those that were tendered.  A shareholder may feel compelled to tender to a take-over bid which it considers to be inadequate out of a concern that failing to tender may result in the shareholder being left with illiquid or discounted shares.

In the context of shareholder rights plans, it is common practice in Canada for unsolicited bidders to launch a bid that is not a Permitted Bid and then apply to Canadian securities regulators for an order that has the effect of rendering the rights plan inoperative in respect of its bid.  Typically, absent compelling unusual circumstances, Canadian securities regulators have been prepared to grant such orders within approximately 45 to 70 days following commencement of the bid, based on the premise that shareholders should not be denied the ability to respond to the bid.

An Insider could, if it is otherwise legally entitled to make a take-over bid for the Company, follow the coercive practice described above.

If an Insider does not wish to make a Permitted Bid, the Rights Plan provides an Insider with the ability to make a bid directly to shareholders and complete a Shareholder Endorsed Insider Bid (on terms less stringent than Permitted Bids) without triggering the Rights Plan and without prior board approval for the bid, and avoid applying to Canadian securities regulators to render the Rights Plan inoperative in a process that is costly for the Company, the Insider and the regulators.  If an Insider chooses not to do so and instead elects to apply to Canadian securities regulators for an order that has the effect of rendering the Rights Plan inoperative despite its ability to complete a Shareholder Endorsed Insider Bid without triggering the Rights Plan, the board of directors believes that the ability of an Insider to complete a Shareholder Endorsed Insider Bid (which allows shareholders to respond directly to the bid through a process that is fair and non-coercive) should allow the Company to make a compelling submission to the regulators not to grant such an order in certain circumstances.

In effect, by voting in favour of the resolution approving the Rights Plan, shareholders will be endorsing, among other things, the following key principles:

(a)	they acknowledge the increased risk of coercive conduct where a take-over bid is launched by an Insider; and

(b)
they reject the notion that an Insider should be allowed to adopt a coercive strategy of taking up Shares under a bid in one or more take-ups so that, over an extended period of time, the Insider acquires a sufficient number of Shares to provide it with de facto control over the Company even though the price offered by the Insider was insufficient to secure the tender of a majority of the outstanding shares not already owned by the Insider or its joint actors at the commencement of the bid.

Redemption and Waiver

The Rights may be redeemed by the Board at a redemption price of $0.0001 per Right at any time prior to the occurrence of a Flip-in Event without the prior approval of the holders of Shares or Rights. The Board will be deemed to have elected to redeem the Rights if a person who has made a take-over bid, in respect of which the Board has waived the application of the Rights Plan, takes up and pays for Shares pursuant to the terms and conditions of such take-over bid.

The provisions of the Rights Plan which apply upon the occurrence of a Flip-in Event may be waived at the option of the Board and without the prior approval of the holders of Shares or Rights in certain circumstances prior to the occurrence of a Flip-in Event. The Board would, however, by virtue of such waiver be deemed to have waived the Rights Plan with respect to any other Flip-in Event. In addition, the operation of the Rights Plan may be waived where a person has inadvertently become an Acquiring Person and has reduced its beneficial ownership of Shares such that it is no longer an Acquiring Person.

Amendment of the Rights Plan

Amendments to the Rights Agreement, other than those required to correct clerical or typographical errors or to maintain the validity of the Rights Plan as a result of a change of law, will require the approval of Independent Shareholders (as defined in the Rights Plan).

Shareholder Approval

The continuation of the Rights Plan is required to be approved by a majority of the votes cast by Independent Shareholders (as defined in the Rights Plan) of the Company present in person or represented by proxy at the Meeting.  To the best of the knowledge of the Company, all shareholders of the Company as of the Record Date are Independent Shareholders within the meaning of the Rights Plan.  The text of the Rights Plan Resolution is set out below.

Resolution Approving the Rights Plan

The resolution to approve the and continuation of the Rights Plan which will be presented at the Meeting and, if deemed appropriate, adopted with or without variation is as follows:

“IT IS RESOLVED THAT:

1.
The continuation of the shareholder rights plan of the Company containing the terms and conditions substantially set forth in the shareholder rights plan agreement between MAG Silver Corp. and Computershare Investor Services Inc. dated as of August 3, 2007, as amended and restated on March 24, 2009, is hereby approved; and

2.
Any one director or officer of the Company is authorized and directed on behalf of the Company to execute all documents and to do all such other acts and things as such director or officer may determine to be necessary or advisable to give effect to the foregoing provisions of this resolution.”

If the Rights Plan is not continued at the Meeting, then the Rights Plan and all Rights issued thereunder will cease to have any force and effect following the termination of the Meeting.

The board of directors of the Company has determined that the Rights Plan is still in the best interests of shareholders and recommends that shareholders vote FOR the resolutions approving the continuation of the Rights Plan.  Common shares represented by proxies in favour of management will be voted FOR the continuation of the Rights Plan, unless a shareholder has specified in his or her proxy that his or her common shares are to be voted against the approval of the continuation of the Rights Plan.

Other Business

Management knows of no other matter to come before the Meeting other than the matters referred to in the accompanying Notice of Meeting and this Information Circular.

STATEMENT OF EXECUTIVE COMPENSATION

A.           Named Executive Officers

For the purposes of this Information Circular, a Named Executive Officer (“NEO”) of the Company means each of the following individuals:

(a)	a chief executive officer (“CEO”) of the Company;

(b)	a chief financial officer (“CFO”) of the Company;

(c)
each of the Company’s three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000, as determined in accordance with subsection 1.3(6) of Form 51-102F6, for that financial year; and

(d)
each individual who would be an NEO under paragraph (c) above but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity, at the end of that financial year.

The Company’s NEOs for the fiscal year ending December 31, 2012 were:
   Daniel MacInnis, President and Chief Executive Officer (“CEO”);
   Larry Taddei, Chief Financial Officer (“CFO”);
    Michael Petrina, former Vice President Operations (“VP Operations”);
    Gordon Neal, former Vice President Corporate Development (“VP Corporate Development”); and
   Jody Harris, Corporate Secretary.
Effective March 15, 2013, Mr. Gordon Neal resigned from the Company for personal reasons.  Mr. Petrina, the Company’s VP Operations announced his resignation effective April 15, 2013 in order to relocate to Ontario.

B.           Compensation Discussion and Analysis

The Compensation Committee of the Company’s board of directors (the “Compensation Committee”), which is comprised exclusively of independent directors, is responsible for ensuring that the Company has in place an appropriate plan for executive compensation and for making recommendations to the board with respect to the compensation of the Company’s executive officers.  The Compensation Committee has a pay-for-performance philosophy and its compensation programs are designed to attract and retain executive officers with the talent and experience necessary for the success of the Company.  The Compensation Committee ensures that the total compensation paid to all NEOs is fair and reasonable and is consistent with the Company’s compensation philosophy.

Compensation plays an important role in achieving short and long-term business objectives that ultimately drive business success. The Company’s compensation philosophy includes fostering entrepreneurship at all levels of the organization by making long term equity-based incentives, through the granting of stock options, a significant component of executive compensation.  This approach is based on the assumption that the performance of the Company’s common share price over the long term is an important indicator of long term performance.

The Company’s principal goal is to create value for its shareholders.  The Company’s compensation philosophy reflects this goal, and is based on the following fundamental principles:

1.	Compensation programs align with shareholder interests – the Company aligns the goals of executives with maximizing long term shareholder value;

2.	Performance sensitive – compensation for executive officers should fluctuate and be linked to:

(a)	operating performance of the Company, considering ongoing exploration and corporate successes; and

(b)	market performance of the Company, considering current market conditions and market performance against peers; and

3.
Offer market competitive compensation to attract and retain talent – the compensation program should provide market competitive pay in terms of value and structure in order to retain existing employees who are performing according to their objectives and to attract new individuals of the highest caliber.

The objectives of the compensation program in compensating all NEOs were developed based on the above-mentioned compensation philosophy and are as follows:

•	to attract and retain highly qualified executive officers;

•	to align the interests of executive officers with shareholders’ interests and with the execution of the Company’s business strategy;

•	to evaluate executive performance on the basis of key measurements that correlate to long-term shareholder value; and

•	to tie compensation directly to those measurements and rewards based on achieving and exceeding predetermined objectives.

Competitive Compensation

The Company is dependent on individuals with specialized skills and knowledge related to the exploration for and development of mineral prospects, corporate finance and management. Therefore, the Company seeks to attract, retain and motivate highly skilled and experienced executive officers by providing competitive aggregate compensation.  As discussed more fully below, the Compensation Committee reviews compensation practices of similarly situated companies in determining compensation policy. Although the Compensation Committee reviews each element of compensation for market competitiveness, and it may weigh a particular element more heavily based on a particular NEO’s role within the Company, it is primarily focused on remaining competitive in the market with respect to overall compensation.

The Compensation Committee reviews data related to compensation levels and programs of various companies that are both similar in size to the Company and operate within the mining exploration and development industry, prior to making its decisions.  These companies are used as the Company’s primary peer group because they have similar business characteristics or because they compete with the Company for employees and investors.  The Compensation Committee also periodically engages independent executive compensation consulting firms to conduct peer group compensation analysis, and provide comparative analysis of relevant industry compensation levels. Lastly, the Compensation Committee relies on the experience of its members as officers and/or directors at other companies in similar lines of business as the Company in assessing compensation levels.  These other companies are identified below under the heading “Disclosure of Corporate Governance Practices – Directorships”.  The purpose of this process is to:

•	understand the competitiveness of current pay levels for each executive position relative to companies with similar operations and business characteristics;

•	identify and understand any gaps that may exist between actual compensation levels and market compensation levels; and

•	establish a basis for developing salary adjustments and short-term and long-term incentive awards for the Compensation Committee’s approval.

Comparator Group

Comparative data for the Company’s peer group is accumulated from a number of external sources including the use of independent compensation consultants.

In 2010, the Compensation Committee engaged Lane Caputo Compensation Inc. (“Lane Caputo”).  Lane Caputo worked with the Compensation Committee to assemble a comparable industry peer group, and then undertook a comparative compensation analysis of the peer group, including director compensation, and reported back to the Compensation Committee with an Executive Compensation Report (“2010 Executive Compensation Report”).  The Compensation Committee re-engaged Lane Caputo in July 2012 to update the Company’s peer group analysis and prepare a 2012 Executive & Director Compensation report, with a comparative analysis of the Company’s 2011 executive and board compensation against peers (“2012 Executive Compensation Report”).  The Compensation Committee then recently re-engaged Lane Caputo in April 2013 to update the 2012 Executive Compensation report for a comparison of the Company’s 2012 executive and board compensation against peers (“2013 Executive Compensation Report”).

Both the 2012 and 2013 Executive Compensation Reports used the same peer group of comparator companies (the “Peer Group”), which was updated from the peer group used in the 2010 Executive Compensation Report to better reflect the evolving business of the Company and the emergence of new comparators.  Lane Caputo used various considerations in establishing the comparator group, including similar stage of development, industry focus and range of market capitalization.

Based on these considerations, Lane Caputo determined MAG’s Peer Group to be comprised of the following 21 companies:

Alexco Resources Inc.
Asanko Gold Inc. (formerly Keegan Resources Inc.)
Banro Corp.
Bear Creek Mining Corp.
Chesapeake Gold Corp.
Colossus Minerals Inc.
Continental Gold Ltd.
Copper Fox Metals Inc.
Extorre Gold Mines Ltd.
Guyana Goldfields Inc.
NovaGold Resources Inc.

Premier Gold Mines Ltd.
Pretium Resources Inc.
Queenston Mining Inc.
Rainy River Resources Ltd.
Rio Alto Mining Ltd.
Romarco Minerals Inc.
Rubicon Minerals Corp.
Sabina Gold & Silver Corp.
Seabridge Gold Inc.
Torex Gold Resources Inc.

The results of the 2010 Executive Compensation Report were used by and assisted the Compensation Committee in establishing compensation levels for 2012.

The results of the 2012 Executive Compensation Report was used by and assisted the Compensation Committee in determining 2012 annual incentives (bonuses) for the NEO’s and their 2013 compensation levels.

The results of the 2013 Executive Compensation Report will be used by the Compensation Committee in establishing 2013 annual incentives (bonuses) for the NEO’s and their 2014 compensation levels.  However, for purposes of this Information Circular, the Company has included some analysis comparing the Company’s 2012 pay levels to the 2012 compensation levels of the Peer Group in the interest of providing shareholders with a more current benchmarking analysis of the Company’s overall compensation and pay practices (see “Benchmarking of NEO Compensation Relative to the Company’s Peer Group” below).

Aligning the Interests of the NEOs with the Interests of the Company’s Shareholders

The Company believes that transparent, objective and easily verified corporate goals, combined with individual performance goals, play an important role in creating and maintaining an effective compensation strategy for the NEOs.  The Company’s objective is to establish benchmarks and targets for its NEOs which, if achieved, will enhance shareholder value.

A combination of fixed and variable compensation is used to motivate executives to achieve overall corporate goals.  For the 2012 financial year, the three basic components of the executive officer compensation program were:

•	Base (fixed) salary;

•	Annual incentives (cash bonus); and

•	Long term (option based) compensation.

Base salary comprises a portion of the total cash-based compensation and is paid semi-monthly; however, annual incentives and option based compensation represent compensation that is “at risk” and thus may or may not be paid to the respective executive officer depending on: (i) whether the executive officer is able to meet or exceed his or her applicable performance targets; (ii) whether the Company has met its operational performance targets; and (iii) market performance of the Company’s common shares relative to the market and peer common share performance.

To date, no specific formulae have been developed to assign a specific weighting to each of these components. Instead, the Compensation Committee meets at least twice annually to consider performance targets and the Company’s performance, and assigns compensation based on its subjective assessment of the accomplishments of the executive relative to these performance metrics and makes recommendations to the board for consideration.

Base Salary

The base salary for each NEO is reviewed annually by the Compensation Committee, with recommendations made to the board for final approval.  The base salary review for each NEO is based on an assessment of factors such as current competitive market conditions, compensation levels within the peer group and particular skills, such as leadership ability and management effectiveness, experience, responsibility and proven or expected performance of the particular individual.

The Compensation Committee, using the 2010 and 2012 Executive Compensation Reports and other available peer group information, together with budgetary guidelines and other internally generated planning and forecasting tools, performed annual assessments of the compensation of all executive and employee compensation levels.

2012 Base Salary

During the financial year ended December 31, 2011, Daniel MacInnis, Larry Taddei and Michael Petrina were awarded a 5.1%, 5.0% and 5.0% increase in base salary, respectively, effective January 1, 2012, in order to better align their respective salary levels with those of peers with similar roles and responsibilities (see “Benchmarking of NEO Compensation Relative to the Company’s Peer Group” below). The Company also awarded a 2.9% increase in base salary to Gordon Neal and Jody Harris, effective January 1, 2012, as a cost of living increase consistent with the consumer price index. In the case of Gordon Neal, his salary (with mutual agreement) was adjusted to 70% of his base to reflect that he commits up to 30% of his time to other activities outside of MAG.

2013 Base Salary

During the financial year ended December 31, 2012, Daniel MacInnis, Larry Taddei and Jody Harris were awarded a 12.5%, 9.5% and 4.0% increase in base salary, respectively, effective January 1, 2013, in order to continue to align their respective salary levels with those of peers with similar roles and responsibilities. The Company also awarded a 1.2% increase in base salary to Gordon Neal, effective January 1, 2013, as a cost of living increase consistent with the consumer price index. Michael Petrina did not receive a base salary increase for 2013, as he had provided the Company notice that he would be leaving the Company in early 2013.

Annual Incentives

To motivate executives to achieve short-term corporate goals, the NEOs participate in an annual incentive plan.  Awards under the annual incentive plan are made by way of cash bonuses which are based in part on the Company’s success in reaching its objectives and in part on individual performance. A target bonus is set for each of the CEO, CFO and VP Operations, based on a percentage of Base Salary.  The Compensation Committee and the board of directors approve all annual incentives.

Executive management together with the Compensation Committee set certain individual and corporate performance objectives each year.  These corporate objectives are generally qualitative in nature given the exploration and predevelopment stage of the Company.  In 2012, the principal individual and corporate objectives related primarily to the continued advancement of the Company’s two principal projects (the 44% owned Juanicipio project and the 100% owned Cinco de Mayo project), and maintaining an adequate treasury for the Company.  Specific objectives included:

CEO

1.
Advancement of the 44% owned Juanicipio Project, in conjunction with the Company’s Joint Venture partner, Fresnillo, including the finalization of an Updated Preliminary Economic Assessment (“UPEA”); implementation of an approved 2012/2013 mine permitting and underground development budget; and continued exploration on the Juanicipio Project;

2.
The continued assessment and advancement of the 100% owned Cinco de Mayo project, including aggressive drilling of the silver-zinc-lead deposit targets, completion of an initial 43-101 mineral resource estimate on the Upper Manto zone, and an extensive metallurgical test program on the Pozo Seco molybdenum-gold deposit in advance of a planned Preliminary Economic Assessment (“PEA”);

3.	Create market awareness and value for the Cinco de Mayo project; and,

4.	Increasing investor interest in, and analyst coverage with respect to, the Company.

CFO

1.	Evaluate and monitor financial needs of the Company and ensure financing strategies are in place;

2.	Implementation of successful transition to a US$ reporting currency effective January 1, 2012;

3.	Review Juanicipio UPEA model mechanics and tax review(s); and

4.	Manage the Company's corporate structure and analyze and implement any changes thereto as deemed advisable by the board of directors.

VP Operations

1.
Advancement of the 44% owned Juanicipio Project, in conjunction with the Company’s Joint Venture partner, Fresnillo, including the oversight/finalization of an UPEA and associated parallel studies, and continued exploration;

2.
The continued assessment of the 100% owned Cinco de Mayo project, specifically with respect to an extensive metallurgical test program on the Pozo Seco molybdenum-gold deposit in advance of a planned PEA; and

3.	Identifying and advancing value-add merger and acquisition opportunities.

The CEO and CFO review the performance of the VP Corporate Development and the Corporate Secretary and recommend a bonus to the Compensation Committee based on their subjective assessment of these NEO’s performance. The Compensation Committee can then choose to accept, reject or modify the bonus recommended by the CEO and CFO. In addition, the CEO provides the Compensation Committee with his assessment and recommendations for both the CFO and the VP Operations.

The Compensation Committee does not set “share price targets” and hold the NEOs accountable to such targets, given the numerous uncontrollable factors that can affect the Company’s share price (commodity prices, threats of global economic country failures, etc.)  However the Compensation Committee and the other board members are aware of the Company’s share price performance against peer performance and against various market indices (see “Performance Graph” below).  In addition, the Company’s financial advisor is often asked to provide insight into the Company’s share performance, including share price as a multiple of the Company’s ‘Net Asset Value’ (“NAV”) relative to peers. This information provides the backdrop against which the corporate successes achieved by the NEOs are evaluated, and subjectively is factored into the discretionary compensation rewards earned by the NEOs.

The more objective factors considered in the determination of annual bonus are the success of NEOs in achieving their individual objectives and their respective contributions to the Company in reaching its overall goals. The Compensation Committee assesses the performance of each NEO on the basis of his or her respective contribution to the achievement of the predetermined objectives, as well as to needs of the Company that arise on a day to day basis (see “Compensation and Measurements of Performance” below).  This assessment is used by the Compensation Committee in developing its recommendations to the board of directors with respect to the determination of annual bonuses for the NEOs.  Where the Compensation Committee cannot unanimously agree, the matter is referred to the full board for decision.  The board relies heavily on the recommendations of the Compensation Committee in granting annual incentives.

The Compensation Committee, by recommendation to the board of directors, may increase the bonus payment beyond the targeted amount in circumstances where the NEO achieves all targets and exceeds the expectations for his or her position.  This discretion was exercised with respect to the CEO and CFO’s 2012 bonus paid which exceeded target by 5% and 5.7% respectively of salary.

Compensation and Measurements of Performance

With the recommendations from the Compensation Committee, the board of directors approves targeted annual incentives for all NEO’s for each financial year.  Achievement of individual and corporate objectives would generally lead to payment of the target bonus, while performance above or below target would correspondingly result in a bonus payment above or below the target level.

In 2012, the targeted incentives and incentives paid were as follows for each of the NEOs:

NEO	Target as % of Base Salary	Targeted Bonus ($)	Actual Bonus ($) Paid
Daniel MacInnis – CEO	40%	$115,600	$130,000
Larry Taddei – CFO	30%	$ 63,000	$ 75,000
Michael Petrina – former VP Operations	30%	$ 63,000	$ 50,000
Gordon Neal – former VP Corporate Development	n/a (1)	n/a (1)	$ 40,000
Jody Harris – Corporate Secretary	n/a (1)	n/a (1)	$ 27,500
Notes:
(1) Target bonus levels are not set for the VP Corporate Development and Corporate Secretary.  Rather, the Compensation Committee looks to the CEO and CFO to provide them with their evaluation and bonus recommendations for these positions, and then makes a final bonus determination.

The above targeted amounts were pre-determined by the Compensation Committee based on market research and an assessment of compensation levels within the Company’s peer group (using the 2010 Executive Compensation Report), and were then approved by the board of directors.

Achieving predetermined individual and/or corporate targets and objectives, as well as general performance in day to day corporate activities, triggers the award of a bonus payment to the NEOs.  The NEOs will receive a partial or full incentive payment depending on the number of the predetermined targets met and the Compensation Committee’s and the board’s assessment of overall performance.  Included in this assessment, is an evaluation of how the NEO’s managed any unexpected or unforeseen events during the period.  The determination as to whether a target has been met is ultimately made by the board and the board reserves the right to make positive or negative adjustments to any bonus payment if they consider them to be appropriate.

Before paying out the annual incentives, the Compensation Committee and the board of directors consider all annual incentives carefully in light of the achieved individual and corporate targets and objectives, respective performance, analysis of external market conditions and competitive needs to retain its qualified personnel.  In conducting this assessment, the board of directors and Compensation Committee retain the discretion to increase or decrease bonus payments, regardless of attainment of objectives, due principally to their recognition that the achievement of milestones and objectives relating to its Juanicipio Project are heavily co-dependent on the actions of Fresnillo, its joint venture partner and operator of the project.

For 2012, the Compensation Committee and the board of directors concluded that each NEO broadly met or (in the case of the CEO and CFO) exceeded their target objectives, including the achievement of the following key 2012 milestones:

•
At the Juanicipio Project, the finalization of a robust Updated Preliminary Economic Assessment (“UPEA”) lead to the implementation of an approved 2012/2013 mine permitting and underground development budget of US$25.4 million;

•
Drilling at the Cinco de Mayo project resulted in the discovery of hole CM-431 (the new “Pegaso Zone”) substantiating the exploration model theory previously put forth by senior management and the exploration team;

•	Completed initial 43-101 mineral resource estimate at Cinco de Mayo (Upper Manto zone); and,

•	Closed a $33 million financing in a very difficult capital market environment.

In addition, the Compensation Committee and board factored into their performance assessments the manner in which the CEO and the CFO managed several unexpected and significant challenges that arose in 2012, including dealing and negotiating with a dissident group of MAG shareholders which collectively held approximately 9.76% of MAG's outstanding shares.  The Company ultimately reached an agreement on September 4, 2012 whereby the Company agreed to nominate Richard Clark and Peter Barnes for election at the annual and special meeting (“Annual Meeting”) of shareholders held on October 5, 2012.

On this basis, the board of directors determined that annual 2012 incentives to the CEO and CFO’s be increased by 5% and 5.7% respectively to reflect performance beyond targeted expectations, resulting in Daniel MacInnis and Larry Taddei receiving 2012 bonuses of $130,000 and $75,000 respectively.

The VP Operations, Michael Petrina received a $50,000 bonus, that was slightly less than the targeted bonus, due to a reduced work schedule. With respect to the VP Corporate Development and Corporate Secretary, the CEO and CFO performed evaluations and determined that each had met their target objectives for 2012, and that bonuses be recommended to the Compensation Committee for consideration in the amounts of $40,000 and $27,500 respectively.  The Compensation Committee and the board of directors agreed and concluded that these NEO’s had met their target objectives and on this basis, the board of directors determined that annual incentives to the VP Corporate Development and Corporate Secretary be paid for 2012 as recommended.

Long Term Compensation

The Company also has a Stock Option Plan which is designed to encourage share or equity ownership and entrepreneurship on the part of the senior management and other employees.  The Compensation Committee believes that the Stock Option Plan aligns the interests of the NEOs with shareholders by linking a component of executive compensation to the longer term performance of the Company’s common shares.  Importantly for an exploration and pre-development stage company, the Stock Option Plan also allows the Company to provide long term incentive-based compensation without depleting the Company’s cash resources which are needed for ongoing exploration and development activities.

The Compensation Committee approaches option grants taking into account the level of options granted by comparable companies for similar levels of responsibility, and considers each executive officer or employee based on reports received from management, its own observations on individual performance (where possible) and its assessment of individual contribution to shareholder value and the objectives set for the executive officers.

The scale of option grants is generally commensurate to the appropriate level of base compensation for each level of responsibility, and the Compensation Committee also considers the grant in terms of other factors including:

•	The Black Scholes (an option pricing model) valuations of each grant;

•	The absolute number of options being granted; and

•	The percentage of total outstanding shares represented by the grant.

Each of these attributes was plotted against the peer group analysis provided in the 2010 Executive Compensation Report (2012 Executive Compensation Report was received after the 2012 option grant and will form the basis of comparison for grants in 2013) in order to evaluate the percentile range within which the grant falls.

Stock options are typically granted annually in late June, subject to the imposition of trading black-out periods, in which case options scheduled for grant will be granted subsequent to the end of the black-out period. Stock options granted to NEOs during the most recently completed financial year are disclosed below under the heading, “Executive Compensation - Summary Compensation Table”.

Group Insurance Benefits

A Group Insurance Plan is extended to all officers and all employees of the Company (excluding directors).  The plan was adopted to provide security to employees and their dependents pertaining to health and welfare risks. The plan premiums are paid by the Company, and coverage includes extended health and dental benefits, long-term disability insurance, $25,000 of life and critical illness insurance, and an employee assistance plan.

Risks Related To Compensation Policies & Practices

The Company is an exploration and pre-development stage company and does not have any operating assets.  Incentive compensation is generally paid in relation to milestones regarding the advancement of projects (drilling success, resource calculations, evaluation activities) which are subject to considerable external review and assessment that is independent of the Company’s NEOs.  As such, the Compensation Committee considers that its compensation practices are unlikely to encourage any NEO from taking inappropriate risks.

The Compensation Committee also believes that its policies and practices include the following characteristics that reduce the likelihood of having a material adverse risk on the Company or excessive risk-taking by employees, including our officers and employees:

•	The compensation mix is balanced among fixed components (salary and group insurance benefits), annual incentive payments and long-term incentives, including stock options;

•	The Compensation Committee and board have ultimate authority to determine, and reduce if appropriate, compensation provided to each of the NEOs;

•
The Compensation Committee, under its charter, has the authority to retain any advisor it deems necessary to fulfill its obligations and has in the past engaged independent compensation consultants which have assisted the Committee in reviewing executive compensation on an as needed basis;

•
The annual incentive program for the executive management team, which includes each of the NEOs, is approved by the board of directors. Individual payouts are based on a combination of metrics as well as qualitative and discretionary factors;

•	Stock based awards are all recommended by the Compensation Committee and approved by the board; and

•	The board of directors approves the compensation for the all NEOs.

Hedging of Company Securities

The Company does not have in place a formal policy on whether NEOs and directors are permitted to purchase financial instruments, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars, or units of exchange funds that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by an NEO or director.

C.           Performance Graph

The following graph compares the cumulative shareholder return on a $100 investment in common shares of the Company to the cumulative shareholder return of the S&P/TSX Composite Index for the five-year period ended December 31, 2012.

Comparison of Cumulative Total Return (1)

	December 31, 2007	December 31, 2008	December 31, 2009	December 31, 2010	December 31, 2011	December 31, 2012
MAG Silver Corp.	$100.00	$37.00	$42.60	$83.80	$45.30	$68.80
S&P/TSX Composite Index (with Dividend reinvestment)	$100.00	$67.00	$90.48	$106.41	$97.14	$104.13
Note:
(1)   Assuming an investment of $100 on December 31, 2007, with a MAG share price of $14.79/share and the TSX S&P index at 13,833.10, with all dividends reinvested.

From December 31, 2007 to December 31, 2012, the share price of the Company decreased by 31.2%, compared to an increase in the S&P/TSX Composite Index of 4.1% during the corresponding period.  During the same period, the aggregate compensation of the individuals acting as the CEO and CFO (the only NEOs at the beginning of the period) increased by 555%, and the aggregate compensation for all NEOs increased by 1,009%.  The increase in aggregate compensation for all NEOs over the five-year period can be attributed to several factors, including:

(i)	the ongoing growth and development of the Company;

(ii)
the increase in the number of NEOs from two to five as the Company went from a part-time to a full-time CFO, and has added a VP Operations and Corporate Secretary to coincide with the expanding needs of a developing business;

(iii)	the VP Corporate Development previously did not qualify as a NEO, and therefore his compensation is not included in the comparative base; and,

(iv)
the high worldwide demand for mining executives leading to an increased need to provide a competitive salary and bonus structure to attract qualified personnel to manage the shareholders’ investment in the Company.

Although still pertinent, overall current compensation is less correlated with market performance, due to numerous factors outside the control of the Company that can affect the Company’s share price (commodity prices, threats to global economic stability and growth, etc.).  In addition, Fresnillo plc, the Company’s joint venture partner, is the operator of the Company’s 44% interest in the Juanicipio Property and the Company is reliant on Fresnillo plc to advance the project in a timely and efficient fashion.  The Company’s assets, specifically its 44% interest in the Juanicipio Property and its 100% owned Cinco de Mayo property, have both been significantly advanced in the last five years, and significant net asset value has been created which should eventually correlate to increased shareholder returns.

D.           Compensation Governance

Compensation Committee – Members and Skills

The Company’s Compensation Committee consists of three independent directors.  The members of the Compensation Committee changed in October 2012 from Richard Colterjohn (Chairman), R. Michael Jones and Jonathan Rubenstein to Richard Colterjohn (Chairman), Eric Carlson and Richard Clark. As discussed above under the heading “Compensation Discussion and Analysis”, the Compensation Committee is charged with implementing an appropriate plan for executive compensation and for making recommendations to the board with respect to the compensation of the Company’s executive officers. In 2012, the Compensation Committee held two meetings, each of which was attended by all three Committee members as then constituted at the time of the meetings.  In connection with its mandate, the Compensation Committee keeps the board apprised of its work by providing regular updates at the Company’s board meetings.

The members of the Compensation Committee have a range of skills and experience which the Company believes provides the expertise necessary to oversee the Company’s executive compensation structure. Where necessary, the Compensation Committee obtains input from independent outside compensation consultants. The relevant experience of the Compensation Committee members is summarized below.

Richard Colterjohn
• Mr. Colterjohn has served as a director of seven other Canadian public mining sector companies: Centenario Copper Corp., Canico Resource Corp., Cumberland Resources Ltd., Viceroy Exploration Ltd., Explorator Resources Inc., AuRico Gold and Roxgold Inc.
• In his capacity as a director, Mr. Colterjohn currently serves as the Chair of the Compensation Committee of Roxgold Inc., and has served as a former Chair of the Compensation Committee of Cumberland Resources Ltd. and as a former member of the Compensation Committee of Viceroy Exploration Ltd.

Eric Carlson
• Mr. Carlson has served as a director of four other Canadian public companies: Platinum Group Metals Ltd., West Timmins Mining Inc., West Kirkland Mining Inc., and Nextraction Energy Corp.
• Mr. Carlson is Founder and CEO of Anthem Properties Group Ltd. where he is actively involved in compensation decisions.
• Mr. Carlson has made compensation decisions for other private and public companies for staff in similar roles as that for the Company for more than 20 years. In his capacity as a director, Mr. Carlson has served on the Compensation Committee of Platinum Group Metals Ltd. and West Kirkland Mining Inc.

Richard Clark
• Mr. Clark is a senior executive with the Lundin Group of Companies.  Mr. Clark is, or has served as, a director of nine other public companies: Sirocco Mining Inc., Lucara Diamond Corp., Orca Gold Inc., Red Back Mining Inc., Kinross Gold Corporation, Fortuna Silver Mines Inc., Corriente Resources Inc., Minera Andes Inc., Sanu Resources Ltd., and Sunridge Gold Corp.
• In his capacity as a director, Mr. Clark has served on the Compensation Committees of numerous companies, including, most recently Orca Gold Inc and Lucara Diamond Corp.

Policies and Practices Used to Determine Executive and Board Compensation

The Company’s policies and practices for establishing compensation levels for executive officers have been described in the Compensation Discussion and Analysis commencing on page 15 of this Information Circular. The Compensation Committee determines director compensation with reference to board compensation of comparably sized Canadian companies. See "Director Compensation" commencing on page 36 of this Information Circular.

Responsibilities, Powers and Operation of the Compensation Committee

The Compensation Committee was established to provide the board of directors with recommendations relating to the compensation of the directors and executive officers of the Company; to establish succession plans for executive officers; to establish human resources policies for executive officers; and to oversee administration of the Company’s compensation and benefits plans.  In doing so, the Compensation Committee is required, among other things, to: (a) review and recommend to the board the general compensation philosophy and guidelines for all directors and executive officers; (b) review, approve and report to the board all grants of stock options under the Company’s Stock Option Plan; (c) review and recommend to the board all other executive compensation matters; (d) establish compensation and recruitment policies and practices for the Company’s executive officers; (e) administer the Company’s Stock Option Plan; (f) consider requests for the retention of outside advisors and experts (including compensation consultants and legal counsel); and (g) review compensation disclosure in public documents, including the Compensation Discussion and Analysis, for inclusion in this Information Circular in accordance with applicable rules and regulations.

The CEO is permitted to attend the Compensation Committee’s deliberations regarding NEOs other than himself; however, he does not participate in votes related to NEO compensation.

Executive Compensation Consultant

The Compensation Committee receives periodic information and advice from Lane Caputo, an independent executive compensation consulting firm specializing in executive and Board of Director compensation reviews, strategic short and long-term incentive design, executive retention issues and compensation and executive contract issues surrounding mergers and acquisitions. Lane Caputo was first retained by the Compensation Committee in 2010.  Lane Caputo’s mandate is to assist the Compensation Committee by providing a review of the compensation arrangements for the Company’s senior management team and independent directors and recommending changes (if any) to various pay elements and/or strategies to ensure alignment with current market practices.  Lane Caputo also provides the Compensation Committee with benchmarking analysis of the Company’s compensation practices as compared to a peer group of companies in the same industry, and of similar size and stage of development.

The following table summarizes the executive compensation consulting and other fees charged by Lane Caputo for its services during each of the 2011 and 2012 fiscal years.

Service Provided	Fiscal Year 2011	Fiscal Year 2012
Executive Compensation Report	-	$41,200
Stock Option Plan – benchmarking and analysis	$19,250	-
Total	$19,250	$41,200

Fees for Executive Compensation Analysis

Lane Caputo provided a review of director and officer incentive options in 2011.  In July 2012, the Compensation Committee again engaged Lane Caputo to update its 2010 executive compensation analysis.

The Compensation Committee considers the information provided by Lane Caputo, among other factors, when making recommendations to the board for approval.

Other Fees

In the fiscal years of 2012 and 2011 no additional services were undertaken by Lane Caputo on behalf of the Company. The Compensation Committee is required to pre-approve any non-compensation related work by Lane Caputo.

Although management may liaise with Lane Caputo to provide information on the Company’s compensation specifics, Lane Caputo reports directly to the Compensation Committee in all engagements undertaken.

E.           Summary Compensation Table

The following table contains a summary of the compensation paid to the NEOs of the Company during the three most recently completed financial years.

NEO Name and Principal Position	Year	Salary ($)	Option- based awards(1)(2) ($)	Non-Equity incentive plan compensation Annual incentive plans ($)	All other compensation ($)	Total compensation (Salary, Bonus and Option-based awards, including both those in and out-of-the-money (2)) ($)
(a)	(b)	(c)	(e)	(f1)	(h)	(i)
Daniel MacInnis Chief Executive Officer	2012	289,000	395,397	130,000	Nil	814,397
	2011	275,000	467,603	110,000	Nil	852,603
	2010	233,306	481,208	105,000	Nil	819,515
Larry Taddei Chief Financial Officer(3)	2012	210,000	237,238	75,000	Nil	522,238
	2011	200,000	280,562	70,000	Nil	550,562
	2010	97,300 (3)	632,947	55,000	51,545 (3)	836,792
Michael Petrina Former VP Operations(4)	2012	210,000	237,238	50,000	Nil	497,238
	2011	200,000	280,562	60,000	Nil	540,562
	2010	64,773	625,677	20,000	Nil	710,450
Gordon Neal Former VP Corporate Development(5)	2012	104,187	79,079	40,000	Nil	223,226
	2011	118,455	93,521	60,983	Nil	272,959
	2010	141,254	96,242	70,500	Nil	307,996
Jody Harris Corporate Secretary	2012	100,957	79,079	27,500	Nil	207,536
	2011	96,977	74,816	32,500	Nil	204,293
	2010	95,812	122,032	52,500	Nil	270,344

Notes:
(1)
The “grant date fair value” has been determined using the Black-Scholes-Merton model.  This value is the same as the fair value established in accordance with IFRS and was determined using the following assumptions: share price volatility on the grant date taking into account the expected life of the grant of three years based on historical life expectancies, an assumption that no dividends are to be paid and a risk-free interest rate determined by the Bank of Canada for the grant date.   The Black-Scholes-Merton model is the industry standard and accordingly is useful for comparative purposes.

(2)
All options shown were granted with an exercise price equal to the market price of the Company’s common shares on the date of grant or with an exercise price fixed at a 5% premium to such market price.  Accordingly, the values shown for these options are not in-the-money value at the time of grant, but the theoretical value of the options at that time based on the Black-Scholes-Merton option pricing formula.  Notwithstanding the theoretical value of these options, many of them had a nil in-the-money-value on December 31, 2012.  Please see the table under “Incentive Plan Awards” for the in-the money value of these options on December 31, 2012.

(3)
Mr. Taddei’s employment with the Company commenced on March 1, 2010 initially as a consultant at $14,000 per month (included in “All other compensation” above).  He was then appointed CFO on June 22, 2010 at an annual base salary of $184,800.

(4)	Mr. Petrina’s employment with the Company as VP Operations commenced on September 1, 2010 at an annual base salary of $200,000. Mr. Petrina resigned as VP Operations effective April 15, 2013.
(5)	Mr. Neal resigned as VP Corporate Development effective March 15, 2013.

The Company has calculated the “grant date fair value” amounts for options in column (e) using the Black-Scholes-Merton model, a mathematical valuation model that ascribes a value to a stock option based on a number of factors in valuing the option-based awards, including the exercise price of the option, the price of the underlying security on the date the option was granted, and assumptions with respect to the volatility of the price of the underlying security and the risk-free rate of return.

Calculating the value of stock options using this methodology is very different from a simple “in-the-money” value calculation.  In fact, stock options that are well out-of-the-money can still have a significant “grant date fair value” based on a Black-Scholes-Merton valuation, especially where, as in the case of the Company, the price of the share underlying the option is highly volatile.  Accordingly, caution must be exercised in comparing grant date fair value amounts with cash compensation or an in-the-money option value calculation.  The same caution applies to the total compensation amounts in column (i) above, which are based in part the grant date fair value amounts set out in column (e) above.    The value of the in-the-money options currently held by each NEO (based on share price less option exercise price) is set forth in column (e) of the “Outstanding Option-Based Awards” table below.

Benchmarking of NEO Compensation Relative to the Company’s Peer Group

The Lane Caputo 2013 Executive Compensation Report shows that total compensation consisting of cash compensation and option based awards paid by the Company to its CEO, CFO and VP Operations (the "Senior Officers") during the financial year ended December 31, 2012 is in all three instances in the lower quartile of the Peer Group.

F.           Incentive Plan Awards

Outstanding Option-Based Awards

The following table sets out, for each NEO, the incentive stock options (option-based awards) outstanding as at December 31, 2012.  Unless otherwise noted, these incentive stock options were fully vested as at December 31, 2012.  The closing price of the Company’s shares on the TSX on December 31, 2012 was $10.17.

Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Options expiration date (m/d/y)	Value of unexercised in-the-money options ($)
(a)	(b)	(c)	(d)	(e)
	25,000	12.91	2/12/2013	Nil
Daniel MacInnis	17,500	10.01	6/30/2013	2,800
	13,125	5.54	4/22/2014	60,769
	12,344	5.32	6/23/2014	59,868
	8,379	6.32	12/15/2014	32,259
	125,000	9.92	11/10/2015	31,250
	125,000(1)	10.44	7/28/2016	Nil
	125,000(2)	9.15	8/2/2017	127,500
Total				314,446
Larry Taddei	185,000	6.95	8/15/2015	595,700
	75,000(3)	10.44	7/28/2016	Nil
	75,000(4)	9.15	8/2/2017	76,500
Total				672,200
Michael Petrina	200,000	8.15	9/1/2015	404,000
	75,000(3)	10.44	7/28/2016	Nil
	75,000(4)	9.15	8/2/2017	76,500
Total				480,500

Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Options expiration date (m/d/y)	Value of unexercised in-the-money options ($)
(a)	(b)	(c)	(d)	(e)
Gordon Neal	29,250	12.91	2/12/2013	Nil
	29,469	10.01	6/30/2013	4,715
	12,883	6.32	12/15/2014	49,600
	25,000	9.92	11/10/2015	6,250
	25,000(5)	10.44	7/28/2016	Nil
	25,000(6)	9.15	8/2/2017	25,500
Total				86,065
Jody Harris	15,000	12.91	2/12/2013	Nil
	7,500	10.01	6/30/2013	1,200
	5,000	6.32	12/15/2014	19,250
	15,000	7.42	3/29/2015	41,250
	20,000	9.92	11/10/2015	5,000
	20,000(7)	10.44	7/28/2016	Nil
	25,000(6)	9.15	8/2/2017	25,500
Total				92,200

Notes:
(1)      Options 87,500 fully vested as at December 31, 2012 and 37,500 vesting on July 28, 2013.
(2)      Options 41,667 fully vested as at December 31, 2012, 41,666 vesting on August 2, 2013 and 41,666 vesting on August 2, 2014.
(3)      Options 52,500 fully vested as at December 31, 2012 and 22,500 vesting on July 28, 2013.
(4)      Options 25,000 fully vested as at December 31, 2012, 25,000 vesting on August 2, 2013 and 25,000 vesting on August 2, 2014.
(5)      Options 17,500 fully vested as at December 31, 2012 and 7,500 vesting on July 28, 2013.
(6)      Options 8,334 fully vested as at December 31, 2012, 8,333 vesting on August 2, 2013 and 8,333 vesting on August 2, 2014.
(7)      Options 14,000 fully vested as at December 31, 2012 and 6,000 vesting on July 28, 2013.

Value Vested or Earned During the Year

The following table sets forth, for each NEO, the value of all incentive plan awards vested or earned during the year ended December 31, 2012.  The value of the option-based awards vested during the year in the table below is the difference between the closing price of a common share of the Company on the TSX at the close of the particular 2012 vesting date and the exercise price of the option.

Name (a)	Option-based awards – Value vested during the year ($) (b)	Non-equity incentive plan compensation – Value earned during the year ($) (d)
Daniel MacInnis	109,582	130,000
Larry Taddei	Nil	75,000
Michael Petrina	Nil	50,000
Gordon Neal	21,916	40,000
Jody Harris	17,531	27,500

G.           Employment Agreements

Each of Daniel MacInnis, Gordon Neal and Jody Harris has entered into an employment agreement with the Company, which agreements were amended and restated on October 17, 2008.  Larry Taddei entered into an employment agreement dated June 22, 2010, and Michael Petrina entered into an employment agreement dated August 9, 2010, which agreement was amended effective September 1, 2010.  Further amending agreements were executed effective August 1, 2011 for Mr. MacInnis, Mr. Taddei and Mr. Petrina providing for amendments to the entitlements of each of Messrs. MacInnis, Taddei and Petrina upon a dismissal without cause.  Such employment agreements, including all amendments thereto, are collectively referred to in this Information Circular as the “Employment Agreements”.

The Employment Agreements prescribe the terms of employment for each of Messrs. MacInnis, Taddei, Petrina and Neal and Ms. Harris and set out their base salary and eligibility for incentive based awards (annual discretionary bonus and stock options).  The annual salary of each of Messrs. MacInnis, Taddei, Petrina and Neal and Ms. Harris are reviewed annually in the manner described in the Compensation Discussion and Analysis above.  The payment of bonuses and the granting of stock options are at the discretion of the board of directors and are determined in accordance with the methodology described in the Compensation Discussion and Analysis above.

The Employment Agreements of each of Messrs. MacInnis, Taddei, Petrina and Neal and Ms. Harris may be terminated by the Company for cause at any time by notice in writing without giving reasonable notice or compensation in lieu of notice as described below under the heading “Termination and Change of Control Benefits”.  Each of Messrs. MacInnis, Taddei, Petrina and Neal and Ms. Harris may terminate their respective employment with the Company at any time by giving 60 days’ written notice; however, upon receipt of such notice, the Company may elect to terminate their respective employment at any time during the notice period.  As discussed under the heading “Termination and Change of Control Benefits” below, each of Messrs. MacInnis, Taddei, Petrina and Neal and Ms. Harris have certain entitlements in the event of a Change of Control (as defined below) of the Company.

H.           Management Share Ownership Requirement

In an effort to align the interests of the NEO’s with those of MAG’s shareholders, in 2013 MAG adopted a minimum share ownership requirement for the CEO, CFO and VP Operations, pursuant to which they are required to own MAG Securities having a value established by the Board. The current minimum share ownership requirements are (i) for the CEO, a value equivalent to three times annual base salary and (ii) for the CFO and VP Operations, a value equivalent to one times annual base salary.  Executives must achieve this ownership threshold by the later of (a) three years from the date the individual became an officer; and (b) three years from the date of the minimum equities holding policy (dated May 13, 2013).  Ownership thresholds are calculated based on the greater of the initial acquisition cost and the 200-day VWAP on the TSX as at December 31, provided that any other change in the market value of MAG Securities will not be considered in determining the minimum holdings of MAG Securities required by this policy.

Each individual is required to maintain their minimum ownership level throughout his term as an officer.

Given that the Company’s equity ownership requirement for officers was adopted May 13, 2013, each of the Company’s executive officers has until May 13, 2016 to meet the minimum share ownership requirement.

Share Ownership Position and Requirement of NEOs(1)

	Eligible MAG Securities Holdings			2012 Base Salary ($)	Minimum Equity Holding (“MEH”) ($)	Value of Holding as Multiple of Base Salary	Deadline to Meet Requirement
Name	Number of Common Shares(2)	Value Per Share(3) ($)	Value of Holding ($)
Dan MacInnis	301,300	10.03	3,022,039	289,000	867,000	10.46x	May 13, 2016
Larry Taddei	2,000	10.03	20,060	210,000	210,000	0.10x	May 13, 2016
Notes:
(1)	Messr. Michael Petrina left the Company prior to this policy being implemented, and therefore he had no minimum ownership requirement.
(2)	Includes Common Shares held as at December 31, 2012.
(3)
Value per share is calculated as the greater of the initial acquisition value per common share and the 200-day volume weighted average MAG Common Share price on the TSX as at December 31, 2012 of $10.03.

I.           Termination and Change of Control Benefits

Pursuant to the Employment Agreements entered into by the Company with each NEO, the Company is required to make certain payments upon termination (whether voluntary, involuntary, or constructive), resignation, retirement or in certain circumstances following a change of control, as applicable.  An estimate of the amount of these payments assuming that the triggering event giving rise to such payments occurred on December 31, 2012 is set out in the table below and is more fully described in the section that follows.

	Triggering Event – December 31, 2012
NEO	Resignation or Retirement $	Termination Without Cause $	Change of Control $
Daniel MacInnis	Nil	539,417	688,000
Larry Taddei	Nil	267,500	280,000
Michael Petrina	Nil	242,500	270,000
Gordon Neal	Nil	66,047	149,836
Jody Harris	Nil	52,739	133,457

Resignation or Retirement

Messrs. MacInnis, Neal, Taddei and Petrina and Ms. Harris are entitled to resign at any time by giving the Company at least 60 days’ prior notice (which the Company may shorten or waive entirely).  In the event Messrs. MacInnis, Neal or Taddei or Ms. Harris resigns, the Company is required to pay a lump sum payment equal to: (a) his or her unpaid annual base salary and vacation pay to and including the last day of the notice period; and (b) an amount equal to the annual bonus paid to such person in respect of the most recently completed fiscal year preceding the date of termination for which a bonus was paid multiplied by a fraction, the numerator of which is the number of days between the first day of the fiscal year in which such NEO resigns and the date of resignation and the denominator of which is 365.  This payment is required to be made within ten days of the date of the cessation of employment.  Such resigning NEO is also entitled to receive his or her benefits to the last day of the notice period.  Because 2012 bonuses were paid out in late December 2012, there would have been no requirement on the part of the Company to pay a bonus upon the resignation of any of Messrs. MacInnis, Neal or Taddei or Ms. Harris on December 31, 2012.  The only obligation of the Company would be the payment of salary for the 60 day notice period.

In the event Mr. Petrina resigns, Mr. Petrina is required to provide 60 days’ prior notice to the Company, which the Company may elect to waive in whole or in part and terminate Mr. Petrina’s employment, in which event Mr. Petrina will not be entitled to any severance but will be entitled to the full amount of installments falling due in respect of his annual salary through to the date he leaves his position with the Company plus accrued vacation benefits and any other compensation benefits actually accrued and payable.

In the event that Messrs. MacInnis, Neal, Taddei or Petrina or Ms. Harris either retire or die, the retiring or deceased NEO, as applicable, or the named beneficiary, is entitled to receive an amount equal to such NEO’s unpaid annual base salary and vacation pay to the date of termination of employment plus an amount determined by the Company’s board of directors, in its sole discretion, having regard for the amount of bonus such NEO would reasonably be expected to have earned for that year to the date of termination of employment.

Termination With or Without Cause

Upon termination of Messrs. MacInnis’, Neal’s, Taddei’s, Petrina’s  or Ms. Harris’ employment for cause, the Company is not required to make any payments to such NEO, other than for his or her annual base salary, benefits and vacation pay earned up to the date of termination.

Upon termination without cause, the Company is required to pay to such NEO a lump sum payment equal to the sum of: (a) his or her unpaid annual base salary and vacation pay to the date of termination; (b) an amount equal to the annual bonus paid to such NEO in respect of the most recently completed fiscal year preceding the date of termination for which a bonus was paid multiplied by a fraction, the numerator of which is the number of days between the first day of the fiscal year in which such NEO is terminated and the date of termination and the denominator of which is 365 (assuming the bonus for the current year has not been paid); (c)(i) 12 months of his annual base salary, plus one additional month for each full year of service to a maximum of 24 months, in the case of Mr. MacInnis; (c)(ii) nine months of his annual base salary, plus one additional month for each full year of service to a maximum of 18 months in the case of Mr. Taddei and Mr. Petrina; and (c)(iii) three months of his or her annual base salary in the case of Mr. Neal and Ms. Harris. The Company is required to make this payment within ten days of the termination of employment.  Additionally, the NEO must continue to receive the benefits he or she was entitled to immediately prior to the date of termination for the period equal to the lesser of three months or such time as the NEO obtains comparable benefits from another source.

Change of Control / Change of Responsibilities

The Company recognizes the valuable services that the NEOs provide to the Company and the importance of the continued focus of the NEOs in the event of a possible Change of Control (as defined below).  Because a Change of Control could give rise to the possibility that the employment of a NEO would be terminated without cause or adversely modified, the board of directors of the Company determined that it would be in the best interests of the Company to ensure that any distraction or anxiety associated with a possible Change of Control be alleviated by ensuring that, in the event of a Change of Control, each NEO would have the following guaranteed rights.

For purposes of the Employment Agreements of Messrs. MacInnis,  Neal, and Taddei and Ms. Harris, a “Change of Control” includes the acquisition by a person of 50% or more of the common shares of the Company; certain transactions (e.g., reorganization, merger, amalgamation, plan of arrangement, consolidation or sale of all or substantially all of the Company’s assets) that result in a person owning more than 50% of the common shares of the Company or the reorganized entity; a shareholder approved liquidation or dissolution of the Company; and the individuals comprising the board of directors ceasing to constitute at least a majority of the Company’s board (provided, however, that any subsequent directors whose election is approved by a vote of at least two-thirds of the directors then comprising the incumbent board shall be considered as though such individuals were members of the incumbent board unless assumptions of office occurred as a result of a proxy contest).  The Employment Agreement of Mr. Petrina makes reference to a “Takeover of Control”, the definition of which is substantially similar to the definition of “Change of Control” above.

In the event that Messrs. MacInnis’, Neal’s, or Taddei’s or Ms. Harris’ employment is terminated by the Company within three months of a Change of Control of the Company (other than for cause, permanent disability, death or retirement) or is terminated by any one of Messrs. MacInnis, Neal, Taddei or Ms. Harris within three months of a Change of Control of the Company, the Company must pay that NEO any unpaid annual base salary for the period to and including the date of termination and an amount equal to the lesser of:  (a) two times the sum of the annual base salary of that fiscal year for Mr. MacInnis, or one times the sum of the annual base salary of that fiscal year for Messrs. Neal, Taddei or Ms. Harris, plus the greater of (i) the annual bonus paid to such NEO for the most recently completed fiscal year and (ii) an amount equal to the annual bonus paid to such NEO in respect of the fiscal year completed immediately prior to the fiscal year in which the Change of Control occurred (collectively, the “Cash Compensation Amount”); and (b) an amount equal to the result obtained when the Cash Compensation Amount is multiplied by a fraction, the numerator of which is the number of days between the date of termination and the employee’s normal retirement date (which means the date employees are required to retire in accordance with the Company’s practices and policies, and in the absence of such policy, shall mean the date at which the employee attains the age of 65) and the denominator which is 365.

Each of Messrs. MacInnis, Neal and Taddei and Ms. Harris is entitled, following a Change of Control and termination, to have any options, rights, warrants or other entitlements for the purchase or acquisition of securities in the capital of the Company that he or she holds become immediately fully vested on the date of termination and any unexercised portion of such options or other securities will thereafter be exercisable by him or her for up to 90 days after the date of termination.  These NEOs will also be entitled to ongoing benefits until the earlier of three months after the date of termination, the NEOs normal retirement date and the NEOs commencement of full time employment with a new employer.

In the event that Mr. Petrina’s employment is terminated by the Company following a Takeover of Control of the Company other than for cause, or is terminated by Mr. Petrina within three months of a Takeover of Control of the Company, the Company must pay Mr. Petrina compensation consisting of: (i) any unpaid annual base salary for the period to and including the date of termination, (ii) an amount equal to twelve months of his annual base salary, and (iii) a cash amount equal to the aggregate spread between the exercise price of all options in the Company held by Mr. Petrina which are in the money on the termination date, whether or not they are fully exercisable as of such date, and the average of the closing prices of the Company’s common shares for thirty days preceding the date of the Takeover of Control (provided that Mr. Petrina shall have the right to waive the payment referred to in (iii) above, whereupon Mr. Petrina’s options on shares of the Company will remain in full force and effect in accordance with the original terms thereof except that such options shall be deemed to not have terminated as a result of the termination of Mr. Petrina’s employment with the Company and shall become fully exercisable as of the termination date, with the effect that none of Mr. Petrina’s options will terminate or be cancelled as a result of termination of his employment and there will no longer be any restriction on the right of Mr. Petrina to exercise all such options).  Mr. Petrina will also be entitled to ongoing benefits until the earlier of twelve months after the date of termination and Mr. Petrina’s commencement of full time employment with a new employer.

J.           Pension Plan Benefits

The Company does not have a pension plan or a deferred compensation plan.

K.          Director Compensation

The following table describes director compensation for non-executive directors for the year ended December 31, 2012, and in the case of Messrs. Barnes and Clark, includes an initial one time stock option grant of 150,000 options each, granted on the date they were elected as new board members of the Company.

No additional compensation is paid to Mr. MacInnis, the Company’s President and CEO, in consideration for his services as a director of the Company.

Name(1)	Fees earned ($)	Option-based awards(2)(3) ($)	Total compensation (Salary, Bonus and Option- based awards, including both those in and out-of- the-money)(3) ($)
(a)	(b)	(d)	(h)
Jonathan Rubenstein	81,500	237,238	318,738
R. Michael Jones (4)	11,000	158,159	169,159
Eric Carlson	43,000	158,159	201,159
Peter Megaw	39,000	158,159	197,159
Derek White	49,000	158,159	207,159
Richard Colterjohn	83,000	189,790	272,790
Frank Hallam	44,000	158,159	202,159
Richard Clark(5)	30,000	633,000	663,000
Peter Barnes(5)	32,500	633,000	665,500

Notes:
(1)
The table outlines the compensation paid for board and committee retainer fees, meeting fees and per diem fees as per the schedule below.  Committee positions for each director are outlined in the table found under the heading “Election of Directors” above.

(2)
The “grant date fair value” has been determined by using the Black-Scholes-Merton model.  This value is the same as the fair value established in accordance with IFRS and was determined using the following assumptions: share price volatility on the grant date taking into account the expected life of the grant of three years based on historical life expectancies, an assumption that no dividends are to be paid and a risk-free interest rate determined by the Bank of Canada for the grant date.  The Black-Scholes-Merton model is the industry standard and accordingly is useful for comparative purposes.  See discussion below.

(3)
All options shown were granted with an exercise price equal to the market price of the Company’s common shares on the date of grant.  Accordingly, the values shown for these options do not reflect ‘in-the-money’ value at the time of grant, but the theoretical value of the options at that time based on the Black-Scholes-Merton option pricing formula.  Notwithstanding the theoretical value of these options, the ‘in-the-money-value’ on December 31, 2012, differs significantly.  Please see the table “Option Based Awards” below for the in-the money value of these options on December 31, 2012.

(4)	Mr. Jones did not stand for re-election at the October 5, 2012 annual and special meeting of shareholders.
(5)
Mr. Barnes and Mr. Clark were elected to the Company Board of Directors on October 5, 2012.  Messrs. Barnes and Clark were granted an initial 150,000 options each as a one-time grant on the date they were elected as new board members.

The Company has calculated the “grant date fair value” amounts in column (d) using the Black-Scholes-Merton model, a mathematical valuation model that ascribes a value to a stock option based on a number of factors in valuing the option-based awards, including the exercise price of the option, the price of the underlying security on the date the option was granted, and assumptions with respect to the volatility of the price of the underlying security and the risk-free rate of return.

Calculating the value of stock options using this methodology is very different from a simple “in-the-money” value calculation.  In fact, stock options that are well out-of-the-money can still have a significant “grant date fair value” based on a Black-Scholes-Merton valuation.  Accordingly, caution must be exercised in comparing grant date fair value amounts with cash compensation or an in-the-money option value calculation.  The same caution applies to the total compensation amounts in column (h) above, which are based in part the grant date fair value amounts set out in column (d) above.  The value of the in-the-money options currently held by each director (based on share price less option exercise price) is set forth in column (e) of the “Outstanding Option-Based Awards” table below.

Option-Based Awards to Directors

The following table sets out for each non-executive director the incentive stock options (option-based awards) outstanding as of December 31, 2012.  Unless otherwise noted, these incentive stock options were fully vested as at December 31, 2012.  The closing price of the Company’s shares on the TSX on December 31, 2012 was $10.17.

Name	Option-Based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Options expiration date (m/d/y)	Value of unexercised in-the-money options ($)
(a)	(b)	(c)	(d)	(e)
Jonathan Rubenstein	15,000	12.91	2/12/2013	Nil
	21,250	10.01	6/30/2013	3,400
	15,938	5.54	4/22/2014	73,793
	16,953	5.32	6/23/2014	82,222
	7,715	6.32	12/15/2014	29,703
	50,000	7.42	3/29/2015	137,500
	75,000	9.92	11/10/2015	18,750
	75,000 (1)	10.44	7/28/2016	Nil
	75,000 (2)	9.15	8/2/2017	76,500
Total				421,868
	10,000	12.91	2/12/2013	Nil
R. Michael Jones(4)	1,855	6.32	12/15/2014	7,142
	50,000	9.92	11/10/2015	12,500
	50,000	10.44	7/28/2016	Nil
	50,000	9.15	8/2/2017	51,000
Total				70,642

Name	Option-Based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Options expiration date (m/d/y)	Value of unexercised in-the-money options ($)
(a)	(b)	(c)	(d)	(e)
Eric Carlson	10,000	12.91	2/12/2013	Nil
	27,500	10.01	6/30/2013	4,400
	20,625	5.54	4/22/2014	95,494
	15,469	5.32	6/23/2014	75,025
	6,602	6.32	12/15/2014	25,418
	50,000	9.92	11/10/2015	12,500
	50,000(3)	10.44	7/28/2016	Nil
	50,000(2)	9.15	8/2/2017	51,000
Total				263,837
Peter Megaw	20,000	12.91	2/12/2013	Nil
	15,000	10.01	6/30/2013	2,400
	11,250	5.54	4/22/2014	52,088
	10,938	5.32	6/23/2014	53,049
	8,203	6.32	12/15/2014	31,582
	50,000	9.92	11/10/2015	12,500
	50,000(3)	10.44	7/28/2016	Nil
	50,000(2)	9.15	8/2/2017	51,000
Total				202,619
Derek White	7,500	12.91	2/12/2013	Nil
	4,375	10.01	6/30/2013	700
	13,281	5.54	4/22/2014	61,491
	9,961	5.32	6/23/2014	48,311
	14,971	6.32	12/15/2014	57,638
	100,000	7.42	3/29/2015	275,000
	50,000	9.92	11/10/2015	12,500
	50,000(3)	10.44	7/28/2016	Nil
	50,000(2)	9.15	8/2/2017	51,000
Total				506,640
Richard Colterjohn	7,500	12.91	2/12/2013	Nil
	9,375	5.54	4/22/2014	43,406
	7,031	5.32	6/23/2014	34,100
	7,774	6.32	12/15/2014	29,930
	100,000	7.42	3/29/2015	275,000
	50,000	9.92	11/10/2015	12,500
	50,000(3)	10.44	7/28/2016	Nil
	60,000(2)	9.15	8/2/2017	61,200
Total				456,137

Name	Option-Based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Options expiration date (m/d/y)	Value of unexercised in-the-money options ($)
(a)	(b)	(c)	(d)	(e)
Frank Hallam	98,750	12.91	2/12/2013	Nil
	74,063	10.01	6/30/2013	11,850
	34,761	6.32	12/15/2014	133,830
	50,000	7.42	3/29/2015	137,500
	69,285	9.92	11/10/2015	17,321
	50,000(3)	10.44	7/28/2016	Nil
	50,000(2)	9.15	8/2/2017	51,000
Total				351,501
Peter Barnes(5)	150,000(6)	12.19	10/5/2017	Nil
Total				Nil
Richard Clark(5)	150,000(6)	12.19	10/5/2017	Nil
Total				Nil
Notes:
(1)      Options 52,500 fully vested as at December 31, 2012 and 22,500 vesting on July 28, 2013.
(2)      Options 1/3 fully vested as at December 31, 2012, 1/3 vesting on August 2, 2013 and 1/3 vesting on August 2, 2014.
(3)      Options 35,000 fully vested as at December 31, 2012 and 15,000 vesting on July 28, 2013.
(4)	Mr. Jones did not stand for re-election at the October 5, 2012 annual and special meeting of shareholders. Per resolution of the board, all unvested options were vested as of September 4, 2012.
(5)
Mr. Barnes and Mr. Clark were elected to the Company Board of Directors on October 5, 2012. Messrs. Barnes and Clark were granted an initial 150,000 options each as a one-time grant on the date they were elected as new board members.

(6)	Options 50,000 fully vested as at December 31, 2012, 50,000 vesting on October 5, 2013 and 50,000 vesting on October 5, 2014.

Schedule of Director Fees

The fees payable to the directors of the Company for their service as directors and as members of committees of the board of directors at December 31, 2012 were as follows:

Board or Committee Name	Annual Retainer ($)	Meeting Stipend ($)	Per diem fees ($)
Board of Directors	30,000 (chairman) 20,000 (member)	1,000 per meeting	1,000/day
Audit Committee	10,000 (chairman) 5,000 (member)	1,000 per meeting	Nil
Compensation Committee	5,000 (chairman) 2,500 (member)	1,000 per meeting	Nil
Governance & Nomination committee	5,000 (chairman) 2,500 (member)	1,000 per meeting	1,000/day
Special Committee	10,000 (chairman) 2,500 (member)	1,000 per meeting	1,000/day
Finance Committee	Nil	1,000 per meeting	1,000/day

Benchmarking of Director Compensation Relative to the Company’s Peer Group

The elements of compensation paid by the Company to its non-executive directors during the financial year ended December 31, 2012 were, on the whole, at or below the median relative to the Peer Group as independently analyzed by Lane Caputo.  The annual retainer and meeting stipend paid to non-executive directors for their services as directors are in the lower quartile of the Peer Group.  While the total cash compensation paid to each non-executive director for 2012 approached the 50th percentile compared to the Peer Group, this was due exclusively to the meeting fees paid in connection with the higher number of meetings needed by the Company relative to its peer group.  In addition, both the absolute number of options granted and the average value (using the Black-Scholes-Merton model) of the option based awards (which comprises the largest portion of the compensation paid to the non-executive directors) granted to the Company's non-executive directors during the financial year ended December 31, 2012, were at, or below, the 25th percentile of the Peer Group.

Director – Change of Control

In December 2008, each director of the Company entered into an option compensation agreement (“Option Compensation Agreement”) between the director and the Company, pursuant to which, if the director resigns or is replaced as a director of the Company at any time within the six months following a Change of Control of the Company, any options, rights, warrants or other entitlements for the purchase or acquisition of securities in the capital of the Company (collectively, the “Director Options”) become immediately fully vested and any unexercised portion of such Director Options will thereafter become exercisable by the director, regardless of whether such Director Options are then exercisable, for a term that is the lesser of 90 days after the Date of Termination or the remaining term to expiry for such Director Options.

Value Vested or Earned During the Year

The following table sets forth, for each director of the Company, the value of all incentive plan awards vested or earned during the year ended December 31, 2012. The value of the option-based awards vested during the year in the table below is the difference between the closing price of a common share of the Company on the TSX at the close of the particular 2012 vesting date and the exercise price of the option.

Name (a)	Option-based awards – Value vested during the year ($) (b)
Jonathan Rubenstein	65,750
R. Michael Jones(1)	97,466
Eric Carlson	43,832
Peter Megaw	43,832
Derek White	43,832
Richard Colterjohn	43,832
Frank Hallam	60,740
Peter Barnes	Nil
Richard Clark	Nil
Notes:
(1) On September 4, 2012 the Board resolved to vest all unvested options (65,000 total) of R. Michael Jones in conjunction with his announcement that he would not stand for re-election at the October 5, 2012 annual and special meeting of shareholders.

Of the 685,000 Director Options granted in 2012 to the independent directors, 300,000 options were granted as initial grants to the new directors (150,000 each to Peter Barnes and Richard Clark).  A total of 228,333 of the 685,000 options vested at the time of grant and 456,667 options vest over a two year period.

An additional 227,262 options previously granted to independent directors vested during 2012, along with 65,000 options vested by the board to Mr. R. Michael Jones in conjunction with his announcement that he would not stand for re-election at the October 5, 2012 annual and special meeting of shareholders.  The value vested during the year for these options is reflected in the table above.

SECURITIES AUTHORIZED FOR ISSUANCE
UNDER EQUITY COMPENSATION PLANS

Equity Compensation Plan Information

The following table sets forth details of the Company’s compensation plan under which equity securities of the Company are authorized for issuance at the end of the Company’s most recently completed financial year December 31, 2012:

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by security holders (1)	3,763,717	$9.57	1,038,190
Equity compensation plans not approved by security holders (2)	200,000	$8.15	Nil
Total	3,963,717	$9.50	1,038,190

Notes:
(1)
Effective September 15, 2011, the shareholders of the Company approved the Amended and Restated Stock Option Plan (2011) authorizing a maximum of 8% of the Company’s issued and outstanding common shares of options available to be granted to purchase common shares.

(2)	Inducement options, granted to Mike Petrina as an inducement to join the Company as VP Operations, and granted outside the Company’s Stock Option Plan in 2010.

Stock Option Plan

The Company’s Amended and Restated Stock Option Plan (2011) (the “Stock Option Plan”) provides that options (“Options”) to purchase common shares (“Shares”) may be granted to any employee, officer, director or consultant of the Company or a subsidiary of the Company (each, an “Eligible Person”). The Compensation Committee (in this section, the “Committee”) has the authority to administer the Stock Option Plan and to determine, among other things, the vesting period and the exercise period (subject to a maximum term of five years from the date of grant and the Committee’s discretion in the event that it accelerates vesting for any reason). The board has the ability to revoke any of the powers conferred on the Committee under the Stock Option Plan.  Where the board has revoked any of the powers conferred on the Compensation Committee under the Stock Option Plan, any reference to the “Committee” in this section of the Information Circular refers to the board and/or such other committee of the board to which all or any of the powers of the board under the Stock Option Plan have been delegated. On May 11, 2012, the Board of Directors approved an amendment to the Stock Option Plan to provide for a cashless exercise of options.

Under the Stock Option Plan, the number of common shares available for purchase pursuant to Options may not exceed 8% of the issued and outstanding common shares of the Company on a non-diluted basis at any time (known as an 8% “rolling plan”). As of the date of this Circular (as compared to the table above, which is as at December 31, 2012), an aggregate of 3,282,293 common shares are issuable upon the exercise of outstanding options granted under the Stock Option Plan, representing approximately 5.46% of the issued and outstanding common shares of the Company.

Stock Option Plan – Other features

No Options will be granted under the Stock Option Plan if, together with any other share compensation arrangement established or maintained by the Company, such grant of Options could result, at any time, in the aggregate number of Shares (i) issued to insiders within any one-year period and (ii) issuable to insiders at any time, exceeding 10% of the issued and outstanding Shares.

Options may be granted from time to time by the Committee at an exercise price equal to the “Market Price” of the Shares at the time the Option is granted. “Market Price” means:

(a)	if the Shares are listed on one organized trading facility, the closing trading price of the Shares on the business day immediately preceding the grant date,

(b)
if the Shares are listed on more than one organized trading facility, the market price as determined in accordance with (a) above for the primary organized trading facility on which the Shares are listed, as determined by the Committee, subject to any adjustments as may be required to secure all necessary regulatory approvals,

(c)
if the Shares did not trade on the business day prior to the grant date, the average of the bid and ask prices in respect of such Shares at the close of trading on such date on the primary organized trading facility on which the Shares are listed, and

(d)
if the Shares are not listed for trading on a stock exchange or over the counter market, a price which is determined by the Committee to be the fair value of the Shares, taking into consideration all factors that the Committee deems appropriate, including, without limitation, recent sale and offer prices of the Shares in private transactions negotiated at arms’ length. The Market Price will in no event be less than the minimum prescribed by each of the organized trading facilities that would apply to the Company on the grant date in question.

For any Options that are granted during a black-out period (during which trading of securities of the Company by a holder of Options (an “Option Holder”) is restricted by the Company), the exercise price for each Option would be equal to the greater of the Market Price at the time of grant and the Market Price at the close of trading on the first business day following the expiry of the black-out period.

Termination of Options

Each Option will expire and terminate immediately upon the Option Holder ceasing to be an Eligible Person except as otherwise provided in the Stock Option Plan. The Stock Option Plan provides that where an employee or executive whose employment terminates for any reason other than for cause (but including termination without cause and voluntary resignation), any exercisable Options will continue to be exercisable for a period of 90 days following the termination date, subject to the discretion of the Committee to extend such period (provided that in no event may such period be extended beyond the expiration date of such options).

In addition, in the event that the employment of an employee or executive is terminated by reason of death or disability, such Option Holder or his or her estate or legal representative, as the case may be, is entitled to exercise any Options that were vested and exercisable as of the date of death or the date such Option Holder’s employment was terminated by reason of disability, as the case may be, for a period of 12 months after the date of death or the termination date, as applicable, subject to the discretion of the Committee to extend such period (but in no event beyond the expiration date of such options).

Under the Stock Option Plan, where an Option Holder’s employment or term of office is terminated for cause, any Options held by such Option Holder will immediately expire and be cancelled upon termination unless the Committee determines otherwise.

The vesting and exercise of Options granted to a consultant of the Company or its subsidiaries will be treated in a similar manner to that described above for employees.

Extension of Term for Options Expiring During Blackout Periods

If the term of an Option held by an Option Holder expires during or within 10 business days of the expiration of a black-out period applicable to such Option Holder, then the term of the Option (or the unexercised portion of the Option) will be extended to the close of business on the tenth business day following the expiration of the black-out period.

Transferability

Each Option is personal to the Option Holder and is non-assignable and non-transferable. No Option granted under the Stock Option Plan may be pledged, hypothecated, charged, transferred, assigned or otherwise encumbered or disposed of by the Option Holder, whether voluntarily or by operation of law, other than by testate succession, will or the laws of descent and distribution.

Amendment Procedure

Under the Stock Option Plan, the Committee will be entitled to make any amendments to the Stock Option Plan that are not material. Some examples of amendments that would not be considered material, and which could therefore be made without shareholder approval, include the following:

(a)	ensuring continuing compliance with applicable laws, regulations, requirements, rules or policies of any governmental authority or any stock exchange;

(b)
amendments of a “housekeeping” nature, which include amendments to eliminate any ambiguity or correct or supplement any provision contained in the Stock Option Plan which may be incorrect or incompatible with any other provision thereof;

(c)	a change to provisions on transferability of Options for normal estate settlement purposes;

(d)
a change in the process by which an Option Holder who wishes to exercise his or her Option can do so, including the required form of payment for the Shares being purchased, the form of exercise notice and the place where such payments and notices must be delivered;

(e)
changing the vesting and exercise provisions of the Stock Option Plan or any Option in a manner which does not entail an extension beyond the originally scheduled expiry date for any applicable Option, including to provide for accelerated vesting and early exercise of any Options deemed necessary or advisable in the Committee’s discretion;

(f)	changing the termination provisions of the Stock Option Plan or any Option which does not entail an extension beyond the originally scheduled expiry date for that Option;

(g)	adding a cashless exercise feature, payable in cash or securities, which provides for a full deduction of the number of underlying Shares from the Stock Option Plan reserve; and

(h)
adding a conditional exercise feature which would give the Option Holders the ability to conditionally exercise in certain circumstances determined by the Committee, at its discretion, at any time up to a date determined by the Committee, at its discretion, all or a portion of those Options granted to such Option Holders which are then vested and exercisable in accordance with their terms, as well as any unvested Options which the Committee has determined shall be immediately vested and exercisable in such circumstances.

Any material amendments to the Stock Option Plan will require shareholder approval. Some examples of material amendments that would require shareholder approval include the following:

(a)
any amendment to the amending provisions of the Stock Option Plan other than amendments made to ensure compliance with existing laws, regulations, rules or policies or amendments of a “housekeeping” nature;

(b)
any increase in the maximum number of Shares available for purchase pursuant to Options other than in accordance with the provision of the Stock Option Plan that entitles the Committee to make adjustments to give effect to certain adjustments made to the Shares in the event of certain capital reorganizations and other transactions;

(c)	any reduction in the exercise price or extension of the period during which an Option granted to an insider may be exercised;

(d)	any amendment to permit the repricing of Options;

(e)	the cancellation and reissue of any Options; and

(f)	any amendment that would permit Options to be transferred or assigned other than for normal estate settlement purposes.

DISCLOSURE OF CORPORATE GOVERNANCE PRACTICES

The Company’s board of directors is committed tsound corporate governance practices which are both in the interest of its shareholders and contribute to effective and efficient decision making.  National Policy 58-201 Corporate Governance Guidelines establishes corporate governance guidelines which apply to all public companies.  The Company has reviewed its own corporate governance practices in light of these guidelines.  In certain cases, the Company’s practices comply with the guidelines, however, the board considers that some of the guidelines are not suitable for the Company at its current stage of development and therefore these guidelines have not been adopted, as outlined in the discussion below.  The board will continue to review with management the corporate governance practices of the Company to ensure that they are sound practices for effective and efficient decision making.

In accordance with National Instrument 58-101 Disclosure of Corporate Governance Practices (“NI 58-101”), the Company is required to disclose, on an annual basis, its approach to corporate governance.  The following is a description of the Company’s approach to corporate governance.

Board of Directors Composition

The board of directors of the Company is currently comprised of nine directors each of whom is proposed to be nominated for election at the Meeting, as set out in the table under the heading “Election of Directors” above. The board of directors considers that six of the nine current directors (Messrs. Carlson, Rubenstein, Colterjohn, White, Clark and Barnes) are independent in accordance with the definition of “independence” set out in National Instrument 52-110 Audit Committees (“NI 52-110”), as it applies to the board of directors.  Daniel MacInnis and Frank Hallam are not considered to be independent by virtue of the fact that Mr. MacInnis is an executive officer of the Company and Mr. Hallam was formerly the CFO of the Company through June 22, 2010.  Peter Megaw is not considered independent because of his ownership interest in Minera Cascabel, S.A. de C.V. and IMDEX Inc., both of which have received mineral property acquisition proceeds and/or geological services and consulting fees from the Company in prior years at market and industry standard rates.  Accordingly, the board considers that a majority of the directors are independent.

Meetings of independent directors are not regularly scheduled but are periodically held to facilitate communication among the independent directors as the need arises after regularly scheduled meetings of the board.  The board believes that adequate structures and processes are in place to facilitate the functioning of the board with a level of independence from the Company’s management.

Mr. Jonathan Rubenstein, an independent director, is the non-executive chairman of the board and presides as such at each meeting.  Mr. Rubenstein facilitates the meetings and actively seeks out the views of the independent directors on all board matters.

The independent directors of the board do not hold regularly scheduled meetings where non-independent directors and members of management are not in attendance.  The Company holds regular quarterly board meetings and other meetings as required, at which the opinion of the independent directors is sought and duly acted upon for all material matters related to the Company.  When appropriate, the board meets in camera and any person that has an interest with respect to the matter or transaction being discussed is asked to step out of the meeting.

While the board of directors believes it is important, at times, to meet without members of management present, there is no indication that open and candid discussion among independent directors is inhibited by the presence of a non-independent director.  The board of directors believes that it is not necessary to exclude any non-independent directors from regularly scheduled meetings in the present circumstances.

The board conducts extensive budget and business reviews with management and regularly approves the budget and budget updates as a means of monitoring Company and management activities.

The Board has not adopted a policy on overboarding, on the belief that the number of board seats is not, in itself, a determinant to a director’s ability to make an effective contribution to the governance of the Company. Overboarding thresholds will be higher, for instance, for directors who are retired from active employment.

Directorships

Each of the current directors is a director of one or more other issuers that are reporting issuers (or the equivalent) in a jurisdiction in Canada or a foreign jurisdiction, as set forth below:

Name of Director	Reporting Issuer
Daniel MacInnis	• MAX Resources Corp.
Frank Hallam	• Platinum Group Metals Ltd. • Lake Shore Gold Corp. • Nextraction Energy Corp. • West Kirkland Mining Inc.
Eric Carlson	• Platinum Group Metals Ltd. • Nextraction Energy Corp. • West Kirkland Mining Inc.
Peter Megaw	• Candente Gold Corp. • Minaurum Gold Corp.
Jonathan Rubenstein	• Troon Ventures Ltd. • Eldorado Gold Corp. • Detour Gold Corporation • Roxgold Inc.
Richard Colterjohn	• AuRico Gold Inc. • Roxgold Inc.

Name of Director	Reporting Issuer
Derek White	• Magellan Minerals Ltd. • Laurentian Goldfields Ltd.
Peter Barnes	• CB Gold Inc.
Richard Clark	• Sirocco Mining Inc. • Lucara Diamond Corp. • Orca Gold Inc.

Attendance

The Company held 15 board meetings during the financial year ended December 31, 2012. With the addition of Mr. Barnes and Mr. Clark on October 5, 2012, the board of directors made changes to the committees to more evenly distribute the responsibilities and to utilize the expertise of the new independent directors. The following table sets out the number of meetings held by the board of directors and committees of the directors for the period commencing January 1, 2012 to and including December 31, 2012 and the attendance record for each of the Company’s nine directors:

Summary of Attendance of Directors at Meetings
Directors	Board(1)	Audit Committee	Compensation Committee	Governance & Nomination Committee	Special Committee
# of meetings held:	15	5	2	1	4
Daniel T. MacInnis	15	n/a	n/a	n/a	n/a
Peter Megaw	14	n/a	n/a	n/a	n/a
Richard Colterjohn	15	5	2	n/a	4
Derek White	14	5	n/a	n/a	n/a
Eric Carlson(2)	14	4(of 4)	1(of 1)	0(of 1)	n/a
R. Michael Jones(3)	10	n/a	1	n/a	n/a
Jonathan Rubenstein(2)	15	n/a	1(of 1)	1(of 1)	4
Frank Hallam	15	n/a	n/a	n/a	4
Peter Barnes(4)	2 (of 3)	1(of 1)	n/a	1(of 1)	n/a
Richard Clark(4)	3(of 3)	n/a	1(of 1)	n/a	1(of 1)
Notes:
(1)	The board of directors meets on a regular basis and when appropriate, non-independent directors are asked to step out of the meeting.
(2)	Messrs.’ Rubenstein and Carlson were replaced by Messrs.’ Clark and Barnes on the Compensation and Audit Committees respectively on October 5, 2012.
(3)	Mr. Jones did not stand for re-election at the October 5, 2012 annual and special meeting of shareholders.
(4)	Messrs.’ Barnes and Clark joined the board of directors on October 5, 2012.

Board Mandate

Although the board of directors does not have a written mandate, it is understood that the board assumes responsibility for stewardship of the Company, oversees all of the operations of the business, supervises management and sets milestones for the Company.  The board may discharge its responsibilities by delegating certain duties to committees of the board.

The board is specifically responsible for:

(a)	the strategic planning of the Company including setting specific milestones towards which management should direct their efforts, and reviewing the strategic plan at each board meeting;

(b)
adopting a strategic planning process that includes the annual consideration and approval of a strategic plan which takes into account the opportunities and risks of the Company’s business and ensuring that mitigation plans are in place to manage and minimize these risks;

(c)
appointing board committees, including the Company’s Audit Committee, the Governance and Nomination Committee (the “Governance and Nomination Committee”), the Compensation Committee, Disclosure Committee and Finance Committee and delegating to those committees any appropriate powers of the board;

(d)	appointing the chief executive officer and other senior management of the Company and, after considering the recommendation of the Compensation Committee, approving their compensation;

(e)
developing the Company’s approach to corporate governance, including developing a set of corporate governance principles and guidelines that are specifically applicable to the Company.  The board recently established a Governance and Nomination Committee to review and make recommendations on matters including, but not limited to: corporate governance in general; size and composition of the board in the short and long-term; CEO succession planning; and policies and procedures for directors to carry out their duties with due diligence and in compliance with all legal and regulatory requirements;

(f)
approving all major communications and continuous disclosure for the Company, including annual and quarterly reports and certain press releases with specific review of financial disclosure by the Audit Committee.  The board is also responsible for approving the hiring of a communications manager to oversee all of the Company’s communication and to ensure a consistent and well-delivered message of the Company’s objectives, achievements and results;

(g)
adherence to the Company’s Timely Disclosure, Confidentiality and Insider Trading Policy (the “Communication Policy”), pursuant to which four corporate spokespersons have been formally designated.  Under the Communication Policy, all press releases are to circulate to technical staff and all responsible people involved in press release material, this ensures that shareholders receive information not only from the senior management point of view but from the viewpoint of the project staff;

(h)
overseeing the policies and procedures implemented by management to ensure the integrity and effectiveness of the Company’s internal control and management information systems.  The board and the Audit Committee consult with the Company’s auditor with respect to these systems.  Business transactions valued at over $500,000 or involving mineral property acquisition or disposals require the board’s approval.  Project budgets are brought before the board for approval on a regular basis. The board’s direction with respect to these budgets are communicated back to project staff;

(i)	providing for measures that accommodate feedback from shareholders; and

(j)
performance of general duties from time to time, including reports to shareholders, reviewing composition of the board, review of the board’s mandate, review of the performance of board committees, review of the performance of the board as a whole and as individuals, succession planning and plans and processes for training and monitoring the performance of senior management.

Position Descriptions

The board has not developed written position descriptions for the chair and the chair of each board committee.  However, the board requires each chair, among other things, to ensure: (i) effective functioning of the committee; (ii) responsibilities of the committee are well understood; and (iii) that board functions delegated to the committees are carried out.  The chair typically establishes the agenda before each board meeting and submits a draft to each director for their review and recommendation for items for inclusion on the agenda.  Each director has the ability to raise subjects that are not on the agenda at any board meeting.  Each of the Compensation Committee, the Audit Committee and Governance and Nomination Committee has a clear written charter from the board which has been filed under the Company’s profile on SEDAR at www.sedar.com.

The board has not developed a written description of the role and responsibilities of the CEO.  The board and the CEO do establish annual corporate and individual objectives for the CEO to achieve and the CEO is expected to execute his role in keeping with “best practices” and “good corporate governance”.  It is the responsibility of the Compensation Committee to review and approve the objectives that the CEO is responsible for meeting.  The Compensation Committee assesses the CEO’s performance against these objectives.

Orientation and Continuing Education

New directors are provided with comprehensive materials with respect to the Company, as well as being oriented on relevant corporate issues including short, medium and long term corporate objectives, business risks and mitigation strategies, corporate governance guidelines and existing company policies. All directors also get regular geologic reviews of the Company's projects and a majority of the directors have been to visit the properties. The Governance and Nomination Committee reviews, approves and reports to the board on the orientation process for new directors.

The skills and knowledge of the board of directors as a whole is such that the Governance and Nominating Committee is of the view that a formal continuing education process is not currently required.  By using a board of directors composed of experienced professionals with a wide range of financial, legal, exploration and mining expertise, the Company ensures that the board operates effectively and efficiently.  The Governance and Nomination Committee will review, approve and report to the board on plans for the ongoing development of existing board members including the provision of continuing education opportunities for all directors, so that individuals may maintain or enhance their skills and abilities as directors, as well as to ensure their knowledge and understanding of the Company’s business remains current. Until such time that an official orientation is implemented, if and when a new director is added, they will have the opportunity to become familiar with the Company by meeting with the other directors and with officers and employees of the Company.  As each director has a different skill set and professional background, orientation and training activities will be tailored to the particular needs and experience of each director.

Ethical Business Conduct

The board has adopted a written Code of Business Conduct and Ethics (the “Code”) for the directors, officers and employees of the Company which sets out the legal, ethical and regulatory standards that the Company must follow to promote integrity and deter wrongdoing.  Compliance with the Code is mandatory for every director, officer and employee of the Company and any of its subsidiaries.  A copy of the Code is available on the Company’s website at www.magsilver.com or may be obtained under the Company’s profile on SEDAR at www.sedar.com.

The Company’s Governance and Nomination Committee monitors compliance with the Code. All Company personnel are encouraged to report violations of the Code in accordance with the procedures set forth in the Code.  In addition to responding to any complaints or violations reported directly to board members, the Governance and Nomination Committee makes periodic inquiries of Company management as to issues related to compliance with Code requirements.  In addition, in the course of regular business and operations updates provided by Company management to the board, there are opportunities to discuss any compliance issues.

As required under the Business Corporations Act (British Columbia) and the Company’s Articles:

•
A director or executive officer who holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual’s duty or interest as a director or executive officer of the Company, must promptly disclose the nature and extent of that conflict.

•
A director who holds a disclosable interest (as that term is used in the Business Corporations Act (British Columbia)) in a contract or transaction into which the Company has entered or proposes to enter may not vote on any directors’ resolution to approve the contract or transaction.

In order to ensure a culture of ethical business conduct, the board seeks directors who have solid track records in areas ranging from law and finance to exploration and mining.  Directors or executive officers who have disclosed a material interest in any transaction or agreement that the board of directors is considering must abstain from voting on such matters.  Generally, as a matter of practice, directors or executive officers who have disclosed a material interest in any transaction or agreement that the board of directors is considering do not take part in any board discussion with respect to that contract or transaction.  In addition, the Code requires all directors to obtain specific permission of the Governance and Nomination Committee prior to any involvement in activities that create or give the appearance of a conflict of interest.

Nomination of Directors

All of the Company’s directors are involved in the search for candidates to fill board vacancies as and when they arise.  A candidate for nomination should have direct experience in the mining business and significant public company experience and must not have a significant conflicting public company association.

The board has established a Governance and Nomination Committee which is composed entirely of three independent directors Eric Carlson, Jonathan Rubenstein and Peter Barnes (Chair).  The Governance and Nomination Committee is responsible for assisting the board in fulfilling its oversight responsibilities by (a) identifying individuals qualified to become board and board committee members, and recommending to the board director nominees for appointment or election to the board, and (b) developing and recommending to the board corporate governance guidelines for the Company and making recommendations to the board with respect to corporate governance practices.

In addition to its nomination function, the Governance and Nomination Committee is responsible for providing the board with recommendations relating to corporate governance in general, including, without limitation: (a) all matters relating to the stewardship role of the board in respect of the management of the Corporation; (b) board size and composition, including the candidate selection process and the orientation of new members; and (c) such procedures as may be necessary to allow the board to function independently of management.  The Governance and Nomination Committee meets at least once per year.

Compensation

The board has appointed a Compensation Committee composed entirely of three independent directors: Richard Colterjohn (Chair), Eric Carlson and Richard Clark.  The Compensation Committee’s primary responsibility is to discharge the board’s responsibilities relating to compensation and benefits of the executive officers and directors of the Company. The Compensation Committee meets at a minimum annually (or as required) to review and recommend the remuneration for the upcoming year, for board approval.

On an on-going basis, the board in consultation with the Compensation Committee reviews the adequacy and form of compensation and compares it to other companies of similar size and stage of development.  The Company’s Compensation Committee reviews and recommends to the board for approval of the general compensation philosophy and guidelines for all directors and executive officers, including the CEO.  This recommendation includes incentive plan design and other remuneration.

The Compensation Committee often engages independent executive compensation consulting firms specializing in executive and board of director compensation reviews.  In 2008, the Compensation Committee retained Roger Gurr & Associates to perform an analysis of compensation and employment agreements of executives of peer group companies.  In 2010, the Compensation Committee engaged Lane Caputo Compensation Inc. (“Lane Caputo”).  Lane Caputo worked with the Compensation Committee to assemble a comparable industry peer group, and then undertook a comparative compensation analysis of the peer group, including director compensation, and reported back to the Compensation Committee with an Executive Compensation Report.  The Compensation Committee re-engaged Lane Caputo in July 2012 to update the Company’s peer group analysis and prepare a 2012 Executive & Director Compensation report, with a comparative analysis of the Company’s 2011 executive and board compensation against peers.  The Compensation Committee re-engaged Lane Caputo in April 2013 to update the 2012 Executive & Director Compensation report for comparison of the Company’s 2012 executive and board compensation against peers.

Audit Committee

The Audit Committee is comprised of three independent directors: Derek White (Chair), Peter Barnes and Richard Colterjohn.  Each member of the Audit Committee is considered to be independent and financially literate in accordance with NI 52-110.  The Audit Committee is responsible for assisting the board in the discharge of its responsibilities relating to the Company’s accounting principles, reporting practices, internal controls and its approval of the Company’s annual and quarterly financial statements.

Audit committee information, as required under NI 52-110, is contained in the Company’s Annual Information Form dated March 30, 2012 under the heading “Audit Committee”.  Audit Committee information includes the charter, committee composition, relevant education and experience, audit committee oversight, pre-approval policies and procedures, and fees paid to the external auditor.  The Company’s Annual Information Form for the year ended December 31, 2012 is available under the Company’s profile on SEDAR at www.sedar.com.  A copy of the Company’s Annual Information Form will be provided to any shareholder of the Company without charge by request to the Corporate Secretary of the Company at Suite 770, 800 West Pender Street, Vancouver, British Columbia, V6C 2V6.

Other Board Committees

In addition to the Audit Committee, Compensation Committee and Governance and Nomination Committee, the board has established a Disclosure Committee, a Special Committee and a Finance Committee.

Disclosure Committee

The Disclosure Committee is comprised of Daniel MacInnis (President & CEO, Director, and Chairman of the Committee), Larry Taddei (CFO), Peter Megaw (Director), Richard Clark (Director) and Frank Hallam (Director).   The primary objective of this operational committee is to ensure the Company and all applicable persons meet their obligations under the provisions of securities laws and stock exchange rules by establishing a process for the timely disclosure of all material information, ensuring that all applicable persons understand their obligations to preserve the confidentiality of undisclosed material information and ensuring that all appropriate parties who have undisclosed material information know they are prohibited from insider trading and tipping under applicable law, stock exchange rules and the Company’s Timely Disclosure, Confidentiality and Insider Trading Policy.

The Special Committee

The Special Committee was comprised of Richard Colterjohn (Chairman), Jonathan Rubenstein, Frank Hallam and Richard Clark.  The primary objective of this committee was to review and analyze strategic alternatives and potential transactions, and to make recommendations to the board respecting such strategic alternatives or transactions.  The Special Committee was disbanded effective May 2013 as the board determined that consideration of strategic alternatives is a full board initiative.

The Finance Committee

The Finance Committee is comprised of Peter Barnes (Chair), Frank Hallam and Richard Colterjohn. The Finance Committee was formed in early 2013 and is a non-standing board appointed committee with the primary objective of providing the board with recommendations relating to future financing structures available to the Company.

Assessments

The Governance and Nomination Committee is responsible for establishing appropriate processes for the regular evaluation of the effectiveness and contribution of the board and its members and its committees and their charters.  The Governance and Nomination Committee is also responsible for reviewing on an annual basis: (i) the performance of individual directors, the board as a whole, and committees of the board; (ii) the performance evaluation of the chair of each board committee; and (iii) the performance evaluation of the CEO, including performance against corporate objectives.  As part of the review process, the Governance and Nomination Committee periodically meets with individual board members to discuss with each director the effectiveness of the board, its committees and its members.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND OTHERS

Other than routine indebtedness, no current or former executive officer, director or employee of the Company or any of its subsidiaries, or any proposed nominee for election as a director of the Company, or any associate or affiliate of any such executive officer, director, employee or proposed nominee, is or has been indebted to the Company or any of its subsidiaries, or to any other entity that was provided a guarantee, support agreement, letter of credit or other similar arrangement by the Company or any of its subsidiaries in connection with the indebtedness, at any time since the beginning of the most recently completed financial year of the Company.

MANAGEMENT CONTRACTS

Management functions of the Company or any of its subsidiaries are not, to any substantial degree, performed by a person other than the directors or executive officers of the Company or its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as set forth in this Information Circular, no informed person of the Company, no proposed nominee for election as a director of the Company and no associate or affiliate of any such informed person or proposed nominee has had any material interest, direct or indirect, in any transaction since the commencement of the Company’s most recently completed financial year or in any proposed transaction that, in either case, has materially affected or will materially affect the Company or any of its subsidiaries, except as follows:

Dr. Peter Megaw, Director

Dr. Peter Megaw, of Arizona, USA, became a member of the board of directors of the Company on February 6, 2006. Dr. Megaw is also a principal of Minera Bugambilias, S.A. de C.V. (“Bugambilias”) and Minera Coralillo, S.A. de C.V. (“Coralillo”).  The Company acquired the mineral claims of the Batopilas property from Bugambilias and Bugambilias has retained a net smelter royalty interest in that property. The Company acquired the mineral claims of the Guigui property from Coralillo and Coralillo has retained a net smelter royalty interest in that property. Dr. Megaw is also a principal of Minera Cascabel, S.A. de C.V. (“Cascabel”). The Company acquired the mineral claims of the Cinco de Mayo property from Cascabel, and Cascabel has retained a net smelter royalty interest in that property.

Further, Cascabel has been and will continue to be retained by the Company as a consulting geological firm compensated at industry standard rates. During the year ended December 31, 2012, the Company accrued or paid Cascabel and IMDEX Inc. (“IMDEX”) consulting, administration and travel fees totaling $321,723  (2011: $327,983) and exploration costs totaling $2,374,816 (2011: $2,480,698) under a Field Services Agreement between Cascabel, IMDEX and the Company.  The Field Services Agreement sets out the professional services to be performed by Cascabel and the remuneration for such services.  Services include but are not limited to consultation and advice on the Company’s exploration program and furnishing all labor, supervision, materials, tools, equipment and additional personnel when deemed necessary.  A significant portion of the expenditures which are incurred by Cascabel and IMDEX on behalf of the Company are charged on a "cost + 10%" basis which is in line with industry standards.

The Field Services Agreement is renewed annually and is reviewed regularly by independent members of the Board.  The Company has determined that the rates charged by Cascabel and IMDEX are market competitive and that the services provided under the agreement have been beneficial to the Company. The Field Services Agreement provides for a right of first refusal granted to the Company by Cascabel for all silver properties in Cascabel’s control, brought to Cascabel or as may be known or offered to Cascabel or its subsidiaries by others.  Company director Dr. Peter Megaw is a principal of both Cascabel and IMDEX.

INTEREST OF CERTAIN PERSONS OR COMPANIES
IN MATTERS TO BE ACTED UPON

No person who has been a director or executive officer of the Company at any time since the beginning of the Company’s most recently completed financial year, no proposed nominee for election as a director of the Company and no associate or affiliate of any of such persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting, other than the election of directors, the appointment of auditors and except for any interest arising from the ownership of shares of the Company where the shareholder will receive no extra or special benefit or advantage not shared on a pro-rata basis by all holders of shares in the capital of the Company.

ADDITIONAL INFORMATION

A copy of this Information Circular has been sent to each director of the Company, each shareholder entitled to receive notice of, and to vote at, the Meeting and to the auditors of the Company.

Additional information relating to the Company and its business activities is available under the Company’s profile on the SEDAR website at www.sedar.com.

The Company’s financial information is provided in the Company’s audited consolidated financial statements and related management discussion and analysis for its most recently completed financial year.  The Company’s audited financial statements for the period ended December 31, 2012 and related management discussion and analysis may be viewed on the SEDAR website noted above. To request copies of the Company’s audited financial statements and related management discussion and analysis, please contact the Company at Suite 770 – 800 West Pender Street, Vancouver, British Columbia V6C 2V6, telephone (604) 630-1399, facsimile (604) 681-0894, e-mail info@magsilver.com.

APPROVAL OF THE BOARD OF DIRECTORS

The contents of this Information Circular have been approved, and the delivery of it to each shareholder of the Company entitled thereto, to the Company’s auditors and to the appropriate regulatory agencies has been authorized by the board of directors of the Company.

DATED as of the 14th day of May, 2013

BY ORDER OF THE BOARD OF DIRECTORS OF

MAG Silver Corp.
/s/ “Dan MacInnis”
Daniel MacInnis
President and Chief Executive Officer

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